SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

PROCERA NETWORKS, INC.

(Name of Subject Company)

PROCERA NETWORKS, INC.

(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74269U203

(CUSIP Number of Class of Securities)

James F. Brear

Chief Executive Officer

Procera Networks, Inc.

47448 Fremont Boulevard

Fremont, California 94538

(510) 230-2777

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Jeffrey T. Hartlin

Paul Hastings LLP

1117 S. California Avenue

Palo Alto, California 94304

(650) 320-1804

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Procera Networks, Inc., a Delaware corporation (“we”, “us”, “our”, “Procera” or the “Company”). The address of the principal executive offices of the Company is 47448 Fremont Boulevard, Fremont, California 94538 and the telephone number at such offices is (510) 230-2777.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (the “Shares”). As of the close of business on April 30, 2015, there were (i) 20,788,385 Shares issued and outstanding (including outstanding Shares of restricted stock), (ii) 968,701 Shares issuable upon exercise of outstanding vested stock options (the “Vested Company Options”), (iii) unvested stock options to purchase 695,691 Shares, (iv) no Shares issuable upon settlement of outstanding vested restricted stock units (the “Vested Company RSUs”), and (v) unvested restricted stock units with respect to 430,750 Shares.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1—“Subject Company Information—Name and Address” above. The Company’s website is www.proceranetworks.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered part of this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the cash tender offer by KDR Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of KDR Holding, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Shares at a price per share of $11.50, net to the seller in cash (the “Offer Price”), without interest thereon and subject to deduction for any withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated May 6, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on May 6, 2015 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibit (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 21, 2015 (as it may be amended from time to time in accordance with its terms, the “Merger Agreement”), by and among the Company, Parent and Purchaser. Parent and Purchaser are owned by Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. (collectively, “Francisco Partners”). The Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”), and the separate existence of Purchaser will cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent. The obligation of Purchaser to accept for purchase or to purchase any Shares tendered in connection with the Offer is subject to, among other conditions, the condition that, there shall have been validly tendered and not validly withdrawn in accordance with the terms of the Offer, that number of Shares (not counting and excluding Shares tendered in the Offer pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) which, together with any Shares then owned, directly or indirectly, by Purchaser, Parent and any other subsidiaries of Parent, collectively represent at least one Share more than 50% of the sum of (i) all Shares then outstanding, and (ii) all Shares that the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding options, warrants or other securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares regardless of the conversion or exercise price or other terms and conditions thereof (the “Minimum Condition”). The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.”

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL (“Section 251(h)”), which, subject to certain statutory conditions, permits completion of the Merger without a vote of the Company’s stockholders upon the acquisition by Purchaser in the Offer of at least such percentage of the stock, and of each class or series thereof, of the Company that, together with the stock otherwise owned by Purchaser, absent Section 251(h), would be required to vote to adopt the Merger Agreement under the DGCL and the Company’s Certificate of Incorporation. Accordingly, if Purchaser consummates the Offer, the Merger will be effected without a vote of the Company’s stockholders in accordance with Section 251(h).

At the time the Merger becomes effective (the “Effective Time”), each Share outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to deduction for any withholding taxes, other than (i) Shares held by the Company or any subsidiary of the Company (or held in the Company’s treasury), which will be canceled and will cease to exist and no consideration will be paid in exchange therefor, (ii) Shares held by Parent, Purchaser or any other subsidiary of Parent, which will be canceled and will cease to exist and no consideration will be paid in exchange therefor, and (iii) Shares held by the Company’s stockholders who demand and perfect their appraisal rights under Section 262 of the DGCL (“Section 262”), which will automatically be canceled and represent their rights under the DGCL. See Item 3—“Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of the Company—Treatment of Vested Company Options” and “—Treatment of Vested Company RSUs” below for a discussion of the treatment of Vested Company Options and Vested Company RSUs, respectively. See also Item 8—“Additional Information—Appraisal Rights” below for a discussion of appraisal rights under the DGCL.

The initial expiration date of the Offer is 12:00 a.m. midnight, New York City time, at the end of the day on Thursday, June 4, 2015, subject to extension in certain circumstances as required or permitted by the Merger Agreement (such initial expiration time of the Offer, or if the period of time for which the Offer is open shall have been extended in accordance with the terms of the Merger Agreement, the time and date to which the Offer has been so extended, the “Expiration Time”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibit (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Merger Agreement is summarized in Section 11—“The Merger Agreement” of the Offer to Purchase. The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the

Merger Agreement set forth herein are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Parent has incorporated Purchaser in connection with the Merger Agreement, the Offer and the Merger. As set forth in the Offer to Purchase filed in connection with the Schedule TO, the principal executive offices of each of Parent and Purchaser are located at c/o Francisco Partners, One Letterman Drive, Building C – Suite 410, San Francisco, CA 94129 and the telephone number at such principal offices is (415) 418-2900.

The Company has made information relating to the Offer available online at www.proceranetworks.com. The Company has filed this Schedule 14D-9, and Purchaser and Parent have filed the Schedule TO, with the SEC at the website maintained by the SEC at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, as of the date of this Schedule 14D-9, to the Company’s knowledge, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or its affiliates and (i) the executive officers, directors or affiliates of the Company, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

Arrangements with Purchaser and Parent

Merger Agreement

On April 21, 2015, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the material terms of the Merger Agreement and a description of the conditions of the Offer are contained in Section 11—“The Merger Agreement; Other Agreements” and Section 15—“Certain Conditions to the Offer” of the Offer to Purchase, respectively, and are incorporated herein by reference. Such summaries and descriptions are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement and the summary of the Merger Agreement have been provided solely to inform investors and stockholders of its terms. It is not intended to provide any other factual information about the Company, Parent or Purchaser, any of their respective subsidiaries or affiliates, or any other party. The representations, warranties and covenants of the parties contained in the Merger Agreement were made only as of specified dates and were made solely for the benefit of the parties to the Merger Agreement. In addition, in reviewing the representations, warranties and covenants contained in the Merger Agreement, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants are also in many cases qualified by disclosures not reflected in the text of the Merger Agreement and subject to contractual standards of materiality that may not fully reflect or include all aspects of what may be viewed as material by stockholders of, or other investors in, the Company. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Schedule 14D-9. Accordingly, none of the holders of Shares, holders of shares of Parent or any other third parties should rely on the representations, warranties or covenants made in the Merger Agreement, or descriptions thereof, as a disclosure about the Company, Parent or Purchaser without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Schedule 14D-9, the Schedule TO or other reports filed with the SEC.

Financing

Parent has received an equity commitment letter (the “Equity Commitment Letter”) from Francisco Partners dated April 21, 2015, pursuant to which Francisco Partners has committed to contribute, or cause to be contributed, to Parent, an aggregate amount in cash equal to $240,584,287 (subject to adjustment as set forth in the Equity Commitment Letter) for the purpose of enabling Parent and Purchaser to fulfill their respective payment obligations under the Merger Agreement, and to pay their respective related fees and expenses. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended or otherwise modified from time to time, as the “Equity Financing.” The funding of the Equity Financing is subject to the satisfaction, or waiver by Parent and Purchaser, of all conditions of the Offer. The Company is a third-party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which includes the right of the Company to seek and obtain specific performance to cause Parent to cause, or to directly cause, Francisco Partners to fund the Equity Financing in accordance with the terms of the Equity Commitment Letter and the Merger Agreement. Francisco Partners’ obligation to fund its equity commitment will expire upon the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the consummation of the closing of the Merger, if the Equity Financing has been funded in full by Francisco Partners (or their respective permitted assigns), (iii) the date on which any claim is brought under, or legal proceeding is initiated against Francisco Partners or any affiliate thereof in connection with, the Equity Commitment Letter other than claims against Francisco Partners to specifically enforce the Equity Commitment Letter, and claims against Parent and Purchaser to specifically enforce the Merger Agreement, each pursuant to the terms and conditions thereof, and (iv) September 30, 2015; provided, however, that with respect to clause (iv) if the Company has initiated a proceeding seeking specific performance against Parent and Purchaser under the Merger Agreement or against Francisco Partners under the Equity Commitment Letter, then the Equity Financing contemplated by the Equity Commitment Letter shall not expire and shall remain in place (in each case, subject to clauses (i) through (iii) above, until the earlier of (x) the issuance of an order of the court in such proceeding granting or denying such request for specific performance, or (y) December 29, 2015.

Concurrently with the execution and delivery of the Equity Commitment Letter, Francisco Partners executed and delivered to the Company a limited guarantee in favor of the Company in respect of certain of Parent’s and Purchaser’s obligations under the Merger Agreement (the “Limited Guarantee”), provided that the maximum aggregate liability of Francisco Partners under the Limited Guarantee will not exceed the sum of $240,584,287 in the aggregate and, to the extent that the Company is the prevailing party in connection with the enforcement of its rights under or in respect of the Limited Guarantee or the Equity Commitment Letter, all reasonable out-of-pocket costs and expenses incurred by the Company in connection with the enforcement of its rights under or in respect of the Limited Guarantee or the Equity Commitment Letter.

This summary is qualified in its entirety by reference to the full text of the Equity Commitment Letter, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference, and the full text of the Limited Guarantee, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On September 29, 2014, the Company and Francisco Partners III, L.P. (“Francisco Partners III”), entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Francisco Partners III agreed, subject to certain exceptions, that any non-public information regarding the Company and its subsidiaries or affiliates furnished to Francisco Partners III or to its Representatives (as defined in the Confidentiality Agreement, and including Parent, Purchaser and Francisco Partners) would, for the earlier to occur of (a) two years from the date of the Confidentiality Agreement, and (b) the consummation of the Merger, be kept confidential and be used pursuant to the terms of the Confidentiality Agreement only for the purpose of evaluating a potential negotiated business transaction involving the parties. The Confidentiality Agreement also provides that, for a period of 18 months from the date of the Confidentiality Agreement and subject to certain exceptions, Francisco Partners III and its affiliates will not, directly or indirectly, take any of the following actions or assist other persons to take such actions: (i) acquire or offer to acquire by means of a purchase, tender offer, merger or in any other manner, beneficial ownership of the Company, or of any material assets thereof, including, in each case, any rights or options to acquire such ownership; (ii) make any public disclosure, or take any action that could require the Company to make any public disclosure, with respect to any matter set forth in the Confidentiality Agreement, unless reasonably believed to be required by applicable law; (iii) seek to advise or influence any person or entity with respect to the voting of, or grant of consents with respect to, any voting securities of the Company; or (iv) enter to any agreement, arrangement or other understanding with any potential financing source in connection with a possible transaction involving the Company on an exclusive basis. Additionally, for 18 months from the date of the Confidentiality Agreement, Francisco Partners III has agreed to certain non-solicitation provisions relating to the Company’s employees.

The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Directors and Executive Officers of the Company

Certain of the Company’s directors and executive officers may have interests in the Offer and the Merger that are in addition to, or different from, the interests of the Company’s stockholders, generally. Such interests may create potential conflicts of interest. The board of directors of the Company (the “Company Board”) was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests relate to or arise from, among other things:

•	the consideration to be received in respect of Shares of restricted stock;

•	the consideration to be received in respect of the Vested Company Options and the Vested Company RSUs;

•	the receipt of certain payments and benefits to which certain executive officers may become entitled pursuant to such executive officers’ respective employment agreements and in connection with the completion of the Offer and the Merger; and

•	the right to continued indemnification and insurance coverage for the Company’s directors and executive officers following the completion of the Transactions, pursuant to the terms of the Merger Agreement.

Treatment of Shares held by Directors and Executive Officers

The Company’s directors and executive officers who tender their Shares in the Offer will receive the same cash consideration per Share (on the same terms and conditions) as the other stockholders of the Company who tender their Shares. As of April 30, 2015, the directors and executive officers of the Company beneficially owned an aggregate of 450,437 Shares, including outstanding Shares of restricted stock and excluding for this purpose any Shares underlying Vested Company Options and Vested Company RSUs, which are each separately described below. Based on the Shares beneficially owned as of April 30, 2015, if the directors and executive officers of the Company were to tender all such Shares pursuant to the Offer and all such Shares were accepted for purchase, the directors and executive officers would collectively receive an aggregate of approximately $5,180,026 in cash, without interest thereon and subject to deduction for any withholding taxes. In the event any director or executive officer of the Company exercises any Vested Company Options held as of April 30, 2015 prior to the Effective Time, or any unvested restricted stock units held by any of the Company’s directors or executive officers as of April 30, 2015 vest between April 30, 2015 and the Effective Time, the number of Shares held by the Company’s directors and executive officers will increase.

The table below sets forth the number of Shares held by the directors and executive officers of the Company as of April 30, 2015, including outstanding Shares of restricted stock and excluding for this purpose any Shares underlying the Vested Company Options and the Vested Company RSUs, which are each separately described below, and the amount of cash consideration each director and executive officer would receive for those Shares, rounded up to the nearest dollar, if each director and executive officer were to tender all of his or her Shares pursuant to the Offer and all such Shares are accepted for purchase, and are purchased, by Purchaser.

Name	Number of Shares Owned as of April 30, 2015	Consideration Payable for Shares Owned as of April 30, 2015
Executive Officers
James F. Brear (1)	41,191	$473,697
Charles Constanti (2)	33,396	384,054
Non-Employee Directors
Staffan E.S. Hillberg (3)	16,295	187,393
Alan B. Lefkof	10,844	124,706
Mary M. Losty	173,249	1,992,364
Scott McClendon	34,556	397,394
Douglas S. Miller	8,223	94,565
Thomas Saponas	116,737	1,342,476
William E. Slavin	15,946	183,379

(1)	Mr. Brear is also director. From April 30, 2015 through June 4, 2015, (i) options to purchase an aggregate of 5,834 Shares held by Mr. Brear are scheduled to vest, and (ii) an aggregate of 14,584 Shares underlying unvested restricted stock units held by Mr. Brear are scheduled to vest, in each case subject to Mr. Brear’s continued service with the Company through June 4, 2015.
(2)	From April 30, 2015 through June 4, 2015, (i) options to purchase an aggregate of 2,334 Shares held by Mr. Constanti are scheduled to vest, and (ii) an aggregate of 6,042 Shares underlying unvested restricted stock units held by Mr. Constanti are scheduled to vest, in each case subject to Mr. Constanti’s continued service with the Company through June 4, 2015.
(3)	From April 30, 2015 through June 4, 2015, options to purchase an aggregate of 104 Shares held by Mr. Hillberg are scheduled to vest, subject to Mr. Hillberg’s continued service with the Company through June 4, 2015.

Treatment of Vested Company Options

The Merger Agreement generally provides that, at the Effective Time, each Vested Company Option will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of $11.50 over the exercise price of such Vested Company Option, and (ii) the number of Shares subject to such Vested Company Option immediately prior to the Effective Time, without interest thereon and subject to deduction for any withholding taxes. However, if the exercise price of any Vested Company Option is equal to or greater than the Offer Price, such Vested Company Option will be canceled and terminated without any payment being made in respect thereof. Stock options that are unvested as of the Effective Time will be canceled and no consideration will be paid in exchange therefor.

The table below sets forth information regarding (i) the aggregate number of Shares subject to outstanding Vested Company Options held by each director and executive officer of the Company as of April 30, 2015, (ii) the aggregate number of Shares subject to outstanding unvested stock options of the Company (the “Unvested Company Options”) held by each director and executive officer of the Company as of April 30, 2015, which options will vest on or before the consummation of the Merger, assuming the Merger is consummated on June 4, 2015 (which options, for purposes of the table below, will be treated as Vested Company Options), and (iii) the consideration payable to such directors and executive officers with respect to such Vested Company Options, in each case upon completion of the Merger on a pre-tax basis, rounded up to the nearest dollar, calculated by multiplying (a) the excess, if any, of $11.50 over the exercise price per Share subject to such Vested Company Options by (b) the number of Shares subject to such Vested Company Options.

Name	Number of Shares Subject to the Vested Company Options as of April 30, 2015 (A)	Aggregate Consideration Payable in Respect of the Vested Company Options as of April 30, 2015 (B)	Unvested Company Options Subject to Vesting between April 30, 2015 and June 4, 2015 (“Vesting Options”) (C)	Aggregate Consideration Payable in Respect of Vesting Options (D)	Total Shares Subject to Vested Company Options as of April 30, 2015 and Vesting Options (A+C)	Aggregate Consideration Payable in Respect of the Vested Company Options as of April 30, 2015 and Vesting Options (B+D)
Executive Officers
James F. Brear (1)	217,166	$13,540	5,834	—	223,000	$13,540
Charles Constanti	88,666	276,000	2,334	—	91,000	276,000
Non-Employee Directors
Staffan E.S. Hillberg	20,996	83,410	104	—	21,100	83,410
Alan B. Lefkof	5,000	—	—	—	5,000	—
Mary M. Losty	16,055	53,523	—	—	16,055	53,523
Scott McClendon	30,671	159,880	—	—	30,671	159,880
Douglas S. Miller	5,000	—	—	—	5,000	—
Thomas Saponas	28,250	131,078	—	—	28,250	131,078
William E. Slavin	5,000	33,500	—	—	5,000	33,500

(1)	Mr. Brear is also director.

Treatment of Vested Company RSUs

The Merger Agreement generally provides that at the Effective Time, each Vested Company RSU will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of $11.50 over the purchase price, if any, payable upon settlement of such Vested Company RSU, and (ii) the number of Shares subject to such Vested Company RSU immediately prior to the Effective Time, without interest thereon and subject to deduction for any required withholding of taxes. Restricted stock units that are unvested as of the Effective Time will be canceled and no consideration will be paid in exchange therefor.

As of April 30, 2015, there were no Vested Company RSUs held by any director or executive officer of the Company for which Shares had not yet been issued. The table below sets forth information regarding (i) the aggregate number of Shares subject to outstanding unvested restricted stock units of the Company (the “Unvested Company RSUs”) held by each director and executive officer of the Company as of April 30, 2015, (ii) the aggregate number of Shares subject to unvested restricted stock units of the Company held by each director and executive officer of the Company as of April 30, 2015, which restricted stock units will vest on or before the consummation of the Merger, assuming the Merger is consummated on June 4, 2015 (which restricted stock units, for purposes of the table below, will be treated as Vested Company RSUs), and (iii) the consideration payable to such directors and executive officers in respect of such Vested Company RSUs upon completion of the Merger on a pre-tax basis, rounded up to the nearest dollar, calculated by multiplying (a) the number of Shares subject to such Vested Company RSUs by (b) $11.50.

Name	Number of Shares Subject to Unvested Company RSUs as of April 30, 2015	Shares Subject to Unvested Company RSUs Vesting between April 30, 2015 and June 4, 2015 (“Vesting RSUs”)	Aggregate Consideration Payable with Respect to Vesting RSUs
Executive Officers
James F. Brear (1)	47,916	14,584	$167,716
Charles Constanti	21,458	6,042	69,483
Non-Employee Directors
Staffan E.S. Hillberg	—	—	—
Alan B. Lefkof	—	—	—
Mary M. Losty	—	—	—
Scott McClendon	—	—	—
Douglas S. Miller	—	—	—
Thomas Saponas	—	—	—
William E. Slavin	—	—	—

(1)	Mr. Brear is also director.

Exchange Act Section 16 Matters

Pursuant to the Merger Agreement the Company has agreed to take all actions as may be required to cause the disposition of the Shares, the Vested Company Options and the Vested Company RSUs in connection with the Merger Agreement by each individual who is a director or an executive officer of the Company subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that the Company, prior to the time at which Purchaser irrevocably accepts for purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer (the time of such acceptance for purchase being referred to herein as the “Acceptance Time”), will take all such steps as may be required to cause each agreement, arrangement or understanding that has been or will be entered into by the Company or its subsidiaries with any of its officers, directors or employees pursuant to which compensation, severance or other benefits are paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Employment Agreements with Change in Control Provisions

The Company has entered into employment agreements (collectively, the “Employment Agreements”) with each of James F. Brear and Charles Constanti that provide certain severance payments and benefits in the event that their employment is terminated by the Company without Cause (as defined below) or by them for Good Reason (as defined below) in connection with or during a certain period following a Change in Control (as defined below).

Pursuant to and in connection with the terms of the Employment Agreements, if an executive officer’s employment is terminated by the Company without Cause or by the executive officer for Good Reason within 12 months after a Change in Control, such executive officer will be entitled to receive severance payments and benefits, subject to a release requirement (described below), consisting of (i) cash severance equal to 1.8 times (in the case of Mr. Brear) or 1.6 times (in the case of Mr. Constanti) such executive officer’s then-current base salary, generally payable in substantially equal monthly installments over a period of 12 months following the date of termination, (ii) the full amount of any annual bonus for the prior fiscal year that has been earned pursuant to the Employment Agreement and the executive officer incentive bonus plan for such year (which includes any strategic marketing bonus), if any, but was not paid to the executive officer as of the date of termination, payable as a lump sum, (iii) an amount equal to the annual bonus that such executive officer would have earned as of the date of termination for the fiscal year in which the termination of employment occurs pursuant to the Employment Agreement and the executive officer incentive bonus plan for such year (which includes any strategic marketing bonus), if any, prorated based on the number of days of such executive officer’s employment during such fiscal year, payable as a lump sum, (iv) accelerated vesting of any then-outstanding equity award such that 100% of the then-unvested Shares subject to such award, including any restricted Shares, Shares subject to restricted stock units and Shares subject to stock options, shall become fully vested and, if applicable, exercisable as of the date of termination, and (v) continued health insurance coverage benefits for the executive officer and his spouse and eligible dependents for a period of 12 months following the date of termination at a level at least equal to those that would have been provided had the termination not occurred (subject to reimbursement for employee contributions, such coverage being secondary to coverage under a new employer’s plan, and an alternative reimbursement arrangement in the event such coverage is not permitted).

The timing of severance payments and benefits under the Employment Agreements may be deferred to avoid incurring additional taxes and penalties pursuant to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). In the event that such severance payments would constitute “excess parachute payments” within the meaning of Section 280G of the Code and would be subject to an excise tax under Section 4999 of the Code (the “Excise Tax”), the Employment Agreements also generally provide that the severance payments may either be delivered in full to the executive officer or reduced to the extent such that the severance payments would no longer be subject to the Excise Tax, whichever results in the receipt by the executive officer of the greatest amount of benefits after taxes.

The foregoing benefits under the Employment Agreements are conditioned upon the executive officer’s execution of a general release of all claims against the Company and its affiliates, in the form set forth as an exhibit to the Employment Agreements (subject to required modifications based on changes in law). For purposes of the Employment Agreements, the terms “Cause”, “Good Reason” and “Change in Control” have the following meanings:

Cause. As defined more completely in the Employment Agreements, “Cause” generally means the executive officer’s (i) indictment or conviction of, or plea of guilty or no contest to, any felony or any crime involving dishonesty, (ii) participation in any fraud or other act of willful misconduct against the Company (including any material breach of any policy of the Company that causes or reasonably could cause harm to the Company), (iii) refusal to comply with any lawful directive of the Company Board, (iv) material breach of his fiduciary, statutory, contractual or common law duties to the Company (including any material breach of his Employment Agreement or information and inventions assignment agreement), or (v) conduct which in the good faith and reasonable determination of the Company Board demonstrates gross unfitness to serve. In the event that any such event is reasonably capable of being cured, the Company shall, within 20 days after discovery of such event, provide written notice to the executive officer describing the nature of such event and the executive officer shall thereafter have 10 business days to cure such event.

Good Reason. As defined more completely in the Employment Agreements, “Good Reason” generally means the occurrence of any of the following: (i) the assignment of duties or responsibilities that result in a material diminution of the executive officer’s authority, duties or responsibilities (provided that acquisition of the Company and subsequent conversion to a division of the acquiror will not by itself constitute such a material diminution), (ii) a material reduction in the executive officer’s base salary, except to the extent that the base salaries of all other executive officers are accordingly reduced, (iii) a relocation of the executive officer’s place of work to a location that increases the executive officer’s daily one-way commute by more than 35 miles, or (iv) any material breach by the Company of any material provision of the Employment Agreement (collectively, the “Good Reason Triggers”). An executive officer shall have Good Reason for his resignation if (a) a Good Reason Trigger occurs without the executive officer’s consent, (b) the executive officer provides written notice to the Company, within 30 days after the occurrence of such Good Reason Trigger, of his intent to terminate employment for Good Reason and specifies the basis therefor (except with respect to an assignment purportedly resulting in a material diminution in duties, for which the executive officer has six months following the assignment to determine if it resulted in a material diminution), (c) the Company does not cure the applicable Good Reason Trigger within 30 days of receipt of such notice or states unequivocally in writing that it does not intend to attempt to cure such Good Reason Trigger, and (d) the executive officer resigns from the Company within 30 days following the end of the period within which the Company was entitled to cure but failed to do so.

Change in Control. As defined more completely in the Employment Agreements, “Change in Control” generally means the occurrence of any of the following events: (i) any person (within the meaning of Section 13(d) or 14(d), as applicable, of the Exchange Act), or any persons acting as a group, subject to certain exceptions specified in the Employment Agreements, is or becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 51% or more of the combined voting power of the Company, (ii) there is a merger, consolidation or other business combination transaction of the Company with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of voting capital stock of the Company outstanding immediately prior to such transaction continue to hold a majority of the total voting power represented by the shares of voting capital stock of the Company outstanding immediately after such transaction, or (iii) a sale of all or substantially all of the Company’s assets.

The foregoing descriptions of the Employment Agreements for Mr. Brear and Mr. Constanti are qualified in their entirety by reference to the full text of the Employment Agreements, which are filed as Exhibits (e)(14) and (e)(15), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a Change in Control under the terms of the Employment Agreements.

Substitute Award Agreements

As discussed above, under the Employment Agreements, if an executive officer’s employment is terminated by the Company without “Cause” or by the executive officer for “Good Reason” within 12 months after a Change in Control, such executive officer will be entitled to receive, subject to a release requirement, accelerated vesting of any then-outstanding equity award such that 100% of the then-unvested Shares subject to such award, including any restricted Shares, Shares subject to restricted stock units and Shares subject to stock options, shall become fully vested and, if applicable, exercisable as of the date of termination.

Because all restricted stock units and stock options held by the executive officers will be cancelled at the Effective Time, under the Merger Agreement, promptly after the Effective Time, Parent is required to issue to each of our executive officers a substitute award (the “Substitute Award”). Each Substitute Award provides for a lump-sum cash payment to the executive officer equal to the PCFV Amount, subject to deduction for any required withholding tax, if the executive officer resigns with “Good Reason” or if his employment is terminated without “Cause” (in each such case as defined in the applicable Substitute Award) on or prior to the one-year anniversary of the Effective Time, provided that the executive officer executes and delivers a release agreement within 22 days of his employment termination. The definitions of “Good Reason” and “Cause” in each Substitute Award have the same definitions used for such terms in the applicable Employment Agreement. See “—Employment Agreements with Change in Control Provisions.” Under the Substitute Awards, the “PCFV Amount” means the cash amount that the executive officer would have received under the Merger Agreement with respect to stock options to purchase Shares and restricted stock units held by the executive officer as of immediately prior to the Effective Time if the vesting of such awards had been accelerated in full immediately prior to the Effective Time, less the amount the executive officer receives pursuant to his Vested Company Options and Vested Company RSUs. Assuming the Merger is consummated on June 4, 2015, Mr. Brear’s PCFV Amount would be $738,083 and Mr. Constanti’s PCFV Amount would be $354,667.

The Substitute Award is filed as Exhibit (e)(16) to this Schedule 14D-9 and is incorporated herein by reference.

Golden Parachute Compensation

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC rules, and in this section we use such term to describe the compensation payable to the Company’s named executive officers with respect to the Transactions.

Mr. Brear and Mr. Constanti are the named executive officers of the Company and pursuant to and in connection with the terms of their respective Employment Agreements, as described above, are entitled to “double-trigger” severance payments and benefits upon a termination of employment if their employment is terminated by the Company without Cause or by them for Good Reason within 12 months after a Change in Control. Such payments and benefits are conditioned upon the executive officer’s execution of a general release of all claims against the Company and its affiliates. The severance payments and benefits payable to Mr. Brear and Mr. Constanti will be made under the terms of the Employment Agreements as described above in Item 3—“Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of the Company—Employment Agreements with Change in Control Provisions,” which are incorporated herein by reference.

If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “Change in Control” under and in connection with the terms of the Employment Agreements with Mr. Brear and Mr. Constanti. The table below summarizes potential golden parachute compensation that each named executive officer could be entitled to receive from the Company if the Offer is consummated (including the value of payments made with respect to the cash-out of Vested Company Options and Vested Company RSUs) and, for certain payments and benefits, if the named executive officer thereafter incurs a termination of employment under certain circumstances, as discussed below. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are made in lieu of information not currently available and, as a result, the actual amounts, if any, to be received by the named executive officers may differ in material respects from the amounts set forth below. The actual amounts can only be determined at the time of such executive officer’s separation from the Surviving Corporation and may, as described elsewhere in this Schedule 14D-9, be subject in certain circumstances to adjustment as a result of the operation of certain features in the Employment Agreements.

For purposes of calculating such potential golden parachute compensation, we have assumed that (i) the Offer Price remains equal to $11.50 per Share, (ii) the Acceptance Time occurs on June 4, 2015, including with respect to calculating the portion of equity awards subject to accelerated vesting based on holdings as of April 30, 2015, and (iii) Mr. Brear and Mr. Constanti will incur a termination of employment by the Company without Cause or by the named executive officer for Good Reason immediately following consummation of the Offer.

Golden Parachute Compensation

Name	Cash ($)(1)(2)	Equity ($)(3)	Pension/ NQDC ($)(4)	Perquisites/ Benefits ($)(5)	Tax Reimbursement ($)(6)	Other ($)	Total ($)
James F. Brear	858,318	738,083	—	29,108	—	—	1,625,510
Charles Constanti	555,248	354,667	—	29,108	—	—	939,023

(1)	Consists of the following “double-trigger” payments for Mr. Brear and Mr. Constanti under their respective Employment Agreements, if the named executive officer’s employment is terminated by the Company without Cause or by the named executive officer for Good Reason within 12 months after a Change in Control (with all amounts based on a termination date of June 4, 2015 and subject to execution of a general release of all claims): (a) cash severance equal to 1.8 times (in the case of Mr. Brear) or 1.6 times (in the case of Mr. Constanti) such named executive officer’s then-current base salary, generally payable in substantially equal monthly installments over a period of 12 months following the date of termination, (b) the full amount of any annual bonus for the prior fiscal year that has been earned pursuant to the Employment Agreement and the executive officer incentive bonus plan for such year (which includes any strategic marketing bonus), if any, but was not paid to the named executive officer as of the date of termination, payable as a lump sum, and (c) an amount equal to the annual bonus that such named executive officer would have earned as of the date of termination for the fiscal year in which the termination of employment occurs pursuant to the Employment Agreement and the named executive officer incentive bonus plan for such year (which includes any strategic marketing bonus), if any, prorated based on the number of days of such named executive officer’s employment during such fiscal year, payable as a lump sum. Note, that with respect to the annual bonus payments referenced in clause (b), such bonus payments for the 2014 fiscal year were either (i) previously paid (in the case of the 2014 strategic marketing bonus), or (ii) the named executive officers were ineligible to receive any such bonus payment (in the case of the remainder of the 2014 annual bonus opportunity). Accordingly, and based on the assumptions set forth above and the terms of the Employment Agreement, the severance payments in respect of such bonuses for the 2014 fiscal year are not required to be, and are not, included herein.

		Severance Pro-Rata Bonus for 2015 Fiscal Year
Name	Severance Salary	Annual Bonus(7)	Marketing Bonus(8)	Total

James F. Brear	$695,250	$131,219	$31,849	$858,318
Charles Constanti	$475,200	$63,062	$16,986	$555,248

(2)	Neither of the named executive officers is entitled to any “single-trigger” cash payments in connection with the Transactions.
(3)

Consists of the following consideration payable in respect of the following equity awards, which to the extent outstanding and unvested, would vest as follows: in the case of Unvested Company Options and Unvested Company RSUs, pursuant to “double-trigger” acceleration pursuant to and in connection with the Employment Agreements, if the named executive officer’s employment is terminated by the Company without Cause or by the named executive officer for Good Reason within 12 months after a Change in Control (with all amounts based on a termination date of June 4, 2015, subject to execution of a general release of all claims, and assuming such equity awards remained outstanding after such Change in Control), such that 100% of any then-outstanding and unvested Shares subject to such awards shall become fully vested and, if applicable, exercisable as of the date of termination and the holder thereof will become entitled to receive the following amounts based on: (a) for Unvested Company Options, the product of (i) the excess, if any, of $11.50 over the exercise price of such Unvested Company Options, and (ii) the number of Shares subject to such Unvested Company Option immediately prior to the Effective Time; and (b) for Unvested Company RSUs, an amount equal to the product of (1) the number of Shares subject to such Unvested Company RSU, and (2) $11.50.

Name	Unvested Company Options	Unvested Company RSUs	Total
James F. Brear	$354,750	$383,333	$738,083
Charles Constanti	$177,375	$177,292	$354,667

(4)	Neither of the named executive officers participates in a defined benefit pension plan or a non-qualified deferred compensation plan.
(5)	Consists of “double-trigger” benefits for Mr. Brear and Mr. Constanti under their respective Employment Agreements, which will be provided if the named executive officer’s employment is terminated by the Company without Cause or by the named executive officer for Good Reason within 12 months after a Change in Control (with all benefits based on a termination date of June 4, 2015, all of which are subject to execution of a general release of all claims), consisting of the estimated costs of continued health insurance coverage for a period of 12 months following the date of termination, at a level at least equal to those that would have been provided had the termination not occurred (subject to reimbursement for employee contributions, such coverage being secondary to coverage under a new employer’s plan, and an alternative reimbursement arrangement in the event such coverage is not permitted).
(6)	None of the severance payments payable to the Company’s named executive officers are subject to a gross-up in the event that such payments are characterized as “excess parachute payments” within the meaning of Section 280G of the Code.
(7)	Constitutes the maximum amount of the target bonus that such named executive officer would have earned as of the assumed date of termination pursuant to the Employment Agreement and the executive officer incentive bonus plan for 2015, excluding any strategic marketing bonus, assuming 100% achievement of the target bonus criteria, pro-rated based on 155 days for 2015. For 2015, Mr. Brear’s target bonus is 80% of his base salary and Mr. Constanti’s target bonus is 50% of his base salary.
(8)	Constitutes the maximum amount of the strategic marketing bonus that such named executive officer would have earned as of the assumed date of termination pursuant to the executive officer incentive bonus plan for 2015, assuming 100% achievement of the strategic marketing bonus plan criteria, pro-rated based on 155 days for 2015. For 2015, Mr. Brear’s maximum strategic marketing bonus amount is $75,000 and Mr. Constanti’s maximum strategic marketing bonus amount is $40,000.

Director Compensation

As an officer of the Company, Mr. Brear does not receive any additional compensation for his service on the Company Board. Under the Company’s current director compensation policy, which was most recently amended in October 2014, each of the Company’s non-employee directors is entitled to receive an annual cash retainer of $25,000, payable quarterly in arrears. The Chairperson of the Company Board is entitled to receive an additional annual cash retainer of $25,000, but is not entitled to receive compensation for service on any of the committees of the Company Board. The Chairpersons of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the Company Board are entitled to receive additional annual cash retainers of $10,000, $7,500 and $5,000, respectively, each payable quarterly in arrears. Other members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, other than the Chairperson of the Company Board, are entitled to receive additional annual cash retainers of $5,000, $4,000 and $2,000, respectively, each payable quarterly in arrears.

In addition to the annual cash retainers, each of the Company’s non-employee directors is entitled to receive an annual grant of restricted stock units with a total value of $55,000. Each award is granted following the non-employee director’s appointment, election or re-election to the Company Board, with the quantity of shares subject to restricted stock units measured based on the closing price of the Company’s common stock on the date of grant. One quarter of the shares subject to the restricted stock unit award vest on the first business day of each full fiscal quarter after the date of grant, subject to the director’s continuous service with the Company through the applicable vesting date.

Director and Officer Indemnification and Insurance

Under Section 145 of the DGCL (“Section 145”), the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

The Company’s Certificate of Incorporation (the “Company Charter”) provides that the Company is authorized to indemnify its directors and officers to the fullest extent permitted by applicable law. In addition, the Company Charter provides that the directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of certain of the directors’ fiduciary duties to the Company. This provision in the Company Charter does not eliminate any director’s duty of loyalty to the Company or its stockholders or protect any director from liability (i) for acts or omissions not in good faith or involving intentional misconduct or the knowing violation of law, (ii) arising under Section 174 of the DGCL, or (iii) for any transaction from which the director derived an improper personal benefit.

The Company’s Amended and Restated Bylaws (the “Company Bylaws”) provide that the Company shall indemnify, to the fullest extent authorized by the DGCL, its directors and officers who were or are made a party or are threatened to be made a party to or are otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (each, a “Proceeding”), by reason of the fact that he or she is or was serving at the request of the Company, against all expense, liability and loss (including attorney’s fees) reasonably incurred or suffered by such person in connection therewith, provided such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Company Bylaws require the Company to advance expenses incurred in defending any Proceeding for which such right to indemnification is applicable in advance of its final disposition. The Company Bylaws also provide that the Company has the power to purchase and maintain insurance to protect itself and its directors, officers, employees and agents, whether or not the Company would have the power, according to the Company Bylaws, to indemnify such person under the DGCL. The Company currently maintains such insurance.

The Company has entered into indemnity agreements with each of its directors and officers. Pursuant to these indemnity agreements, the Company has agreed to indemnify and to advance expenses to each of its directors and officers, to the fullest extent permitted by the DGCL, subject to certain limitations, including such director’s or officer’s breach of the duty of loyalty, bad faith, knowingly fraudulent conduct, willful misconduct, or a final judgment or adjudication determining that such indemnification is a violation of law. This summary of the indemnity agreements is qualified in its entirety by reference to the full text of the form of indemnity agreement, which is filed as Exhibit (e)(18) to this Schedule 14D-9 and is incorporated herein by reference.

Pursuant to the Merger Agreement, for a period of six years following the consummation of the Merger, the Company, the Surviving Corporation and their respective subsidiaries will, and Parent will cause the Company, Surviving Corporation or any of their respective subsidiaries to, honor and fulfill the obligations of the Company with respect to indemnification, advancement of expenses and exculpation existing as of the date of the Merger Agreement in favor of the current or former directors and officers of the Company and its subsidiaries or any person who becomes a director or officer of the Company or its subsidiaries prior to the consummation of the Merger (collectively, the “Indemnified Persons”) (i) under any indemnification agreements in effect as of the date of the Merger Agreement between the Company or any of its subsidiaries and any of the Indemnified Persons, and (ii) as provided in the Company Charter and Company Bylaws as of the date of the Merger Agreement, for actions taken by any of the Indemnified Persons prior to the consummation of the Merger.

In addition, prior to the Expiration Time, the Company will purchase a six year “tail” prepaid policy on terms and conditions no less advantageous to the Indemnified Persons than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company, covering, among other things, the Transactions.

Continuing Employees

During the period beginning at the Effective Time and ending on the first anniversary of the Effective Time (the “Continuation Period”), Parent will, or will cause its subsidiaries to, provide to employees who are employed by the Company or its subsidiaries at the Effective Time (the “Covered Employees”) compensation (such term to include salary, bonus opportunities, commissions, severance and other compensation but to exclude equity compensation) and benefits (including the costs of participation to Company employee plan participants) that are in the aggregate no less favorable than the compensation and benefits being provided to Covered Employees immediately prior to the Effective Time. During the Continuation Period, Parent will maintain or cause the Surviving Corporation to maintain employee benefit plans, programs, policies and arrangements for Covered Employees that are substantially similar in the aggregate to the Company employee plans in all respects (other than long-term incentives, change in control, retention, transition, stay or similar arrangements, but including severance) that were in effect immediately prior to the Effective Time.

In addition, when a Covered Employee becomes eligible to participate under any employee benefit plan of Parent or the Surviving Corporation or any of their respective subsidiaries (each, a “Parent Employee Benefit Plan”) following the Effective Time, Parent will, or will cause the Surviving Corporation to, use commercially reasonable efforts to: (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent Employee Benefit Plan providing medical, dental, or vision benefits to the same extent such limitation would have been waived or satisfied under the employee benefit plan Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan; and (ii) provide each Covered Employee with credit for any copayments and deductibles paid prior to the Covered Employee’s coverage under any Parent Employee Benefit Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the employee benefit plan such Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan, in satisfying any applicable deductible or out-of-pocket requirements under the Parent Employee Benefit Plan.

As of the Effective Time and thereafter, Parent will recognize, or will cause the Surviving Corporation to recognize, all service of each Covered Employee prior to the Effective Time to the Company or the Company subsidiaries for vesting and eligibility purposes (but not for benefit accrual purposes, except for vacation and severance, as applicable). However, except as provided in agreements entered into by the Covered Employees with Parent or the Surviving Corporation, Covered Employees shall be considered to be employed “at will” and nothing shall be construed to limit the ability of Parent or the Surviving Corporation to terminate the employment of any Covered Employee.

Item 4.	The Solicitation or Recommendation.

Solicitation/Recommendation

At a meeting of the Company Board held on April 21, 2015, the Company Board, after considering the factors described below under the heading entitled “Reasons for the Company Board’s Recommendation,” unanimously:

•	determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders;

•	authorized and approved the execution, delivery and performance of the Merger Agreement and the Transactions;

•	recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer;

•	authorized that the Merger be effected pursuant to Section 251(h) and effected as soon as practicable following the consummation of the Offer; and

•	took all action necessary to exempt the Merger from the restrictions on business combinations of Section 203 of the DGCL (“Section 203”).

Accordingly, and for the other reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Background and Reasons for the Company Board’s Recommendation

Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Company Board, the Special Committee (defined below) or the representatives of the Company and other parties.

The Company is a leading provider of Subscriber Experience Assurance solutions designed for network operators worldwide. The Company’s PacketLogic solutions enable network operators to gain insights, make decisions, and take actions to ensure a high quality experience for Internet connected devices. Network operators deploy the Company’s technology to gain insights on their subscribers and networks, make decisions on service packaging and then deliver those solutions to subscribers connected to their network. The Company believes that the intelligence its products provide about subscribers and their experience enables its network operator customers to make better-informed business decisions and increases customer satisfaction in the highly competitive worldwide broadband market. The Company’s network operator customers include service provider customers and enterprises. The Company’s service provider customers include mobile service providers and broadband service providers, which include cable multiple system operators, or MSOs, telecommunications companies, Wi-Fi network operators and Internet Service Providers. The Company’s enterprise customers include educational institutions, commercial enterprises and government and municipal agencies. The Company sells its products directly to network operators; through partners, value added resellers and system integrators; and to other network solution suppliers for incorporation into their network solutions. The Company sells its products through its direct sales force, resellers, distributors, system integrators and other equipment manufacturers in the Americas, Asia Pacific, Europe, the Middle East and Africa.

Francisco Partners is a global private equity firm focused exclusively on investments in technology and technology-enabled services businesses.

The Company Board regularly evaluates the Company’s strategic direction and ongoing business plans with a view toward strengthening its core businesses, expanding its products to offer its customers additional solutions, and enhancing stockholder value. As part of this evaluation, the Company Board has from time to time considered a variety of strategic alternatives for the Company, including: (1) the continuation of the Company’s business plan as an independent enterprise; (2) modifications to the Company’s strategy and product direction; (3) potential expansion opportunities into new business lines through acquisitions and combinations of the Company with other businesses; (4) potential divestitures of one or more product lines; and (5) a possible sale of the Company.

Over the last several years, the Company has been approached from time to time by third parties interested in having a discussion with the Company about potential strategic transactions, including potential financings, a potential sale of the Company or one of its business units and potential purchases by the Company of third parties or their individual business units.

In the first quarter of 2013, a private equity firm (“Party A”) first contacted the Company’s Chief Executive Officer and asked for an opportunity to meet with the Company’s management and the Company Board to present Party A’s background, capabilities and general outlook on the Company’s market. The Company Board discussed Party A’s request at its regularly scheduled meeting held on May 9, 2013 and determined not to meet with Party A at that time. Party A re-contacted the Company’s Chief Executive Officer in the first quarter of 2014 to request a meeting. On May 8, 2014, at a regularly scheduled meeting of the Company Board, Party A delivered a presentation to the Company Board regarding Party A’s background, prior transactions, including a recent acquisition of a portfolio company with similarities to the Company, capabilities and market outlook, as well as the private equity model for investing in and acquiring companies.

During the third quarter of 2014, the Company Board and management received correspondence and input from various stockholders of the Company who made various recommendations regarding the Company’s future and direction, including communications urging the Company Board to retain a nationally recognized investment bank, establish a special committee of independent directors and consider selling the Company.

Members of the Company Board and management initially consulted with Stifel, Nicolaus & Company, Incorporated (“Stifel”) regarding these communications. Stifel has served as the Company’s financial advisor since 2009. The Company Board and the Company’s senior management have periodically met with representatives of Stifel to obtain their views on a number of matters, including the structure of, and developments in, the Company’s industry, and potential acquisitions, dispositions and other potential strategic transactions.

Francisco Partners was first introduced to the Company by Stifel in September 2014.

On September 22, 2014, the Company Board held a telephonic meeting to further discuss the communications received from certain stockholders and to consider engaging Stifel to advise the Company on stockholder communications, response, planning and outreach efforts and related matters. The meeting was also attended by the Company’s senior management and a representative of the Company’s legal advisor, Paul Hastings LLP (“Paul Hastings”). At that meeting, Stifel’s representatives made a presentation to the Company Board regarding Stifel’s expertise and qualifications and provided an overview of a stockholder communications strategy.

On September 29, 2014, Francisco Partners executed a confidentiality agreement with the Company that included a Standstill Provision. The “Standstill Provision” prohibits the counter-party from taking certain actions involving or with respect to the Company for a certain period following the date of the confidentiality agreement, but terminates automatically upon certain events, including the Company’s execution of a definitive merger agreement to be acquired.

On September 30, 2014, representatives from the Company and Stifel held a two-hour introductory meeting with Francisco Partners at which the Company provided an overview of the Company’s products and customers, as well as general financial information about the Company.

On October 2, 2014, at the instruction of the Company Board, a member of the Company Board met with another financial advisor to discuss the financial advisor’s capabilities and ability to serve as the Company’s exclusive financial advisor with respect to evaluating and implementing strategies and approaches for the Company’s stockholder outreach and communication efforts, as well as potential strategic transactions of the Company. The Company Board representative asked the financial advisor to prepare a submission of its credentials and a proposal to serve as the Company’s exclusive financial advisor in connection with a possible strategic transaction for the Company Board to consider.

On October 7, 2014, at the instruction of the Company Board, two members of the Company Board met with Stifel to discuss Stifel’s capabilities and ability to serve as the Company’s exclusive financial advisor with respect to evaluating and implementing strategies and approaches for the Company’s stockholder outreach and communication efforts. Stifel also discussed proposed engagement terms. Subsequently, based on negotiations with the members of the Company Board, Stifel submitted a revised engagement proposal to the Company.

On October 7, 2014, representatives from Francisco Partners, representatives from Stifel and the Company’s Chief Executive Officer met and discussed Francisco Partners’ background, capabilities and general market outlook.

On October 17, 2014, the Company Board held a telephonic meeting to discuss proposals requested by the Company and received from Stifel and another financial advisor to potentially serve as the Company’s exclusive financial advisor with respect to evaluating and implementing strategies and approaches for the Company’s stockholder outreach and communication efforts. The Company Board determined to defer selecting a financial advisor until a later time.

On October 20, 2014, Ronald L. Chez, a stockholder of the Company, issued a press release urging the Company to retain an investment bank and evaluate all strategic alternatives.

On October 22, 2014, the Company Board approved the engagement of Stifel as its exclusive financial advisor on the negotiated terms previously communicated to the Company Board. The Company Board selected Stifel to act as the Company’s financial advisor based on Stifel’s qualifications, expertise and reputation, its knowledge of recent transactions in the Company’s industry, and its knowledge of the Company’s business and affairs. Later that day, a representative of the Company Board informed Stifel that it had been selected to serve as the Company’s exclusive financial advisor with respect to evaluating and implementing strategies and approaches for the Company’s stockholder outreach and communication efforts.

On October 23, 2014, the Company executed an engagement letter with Stifel to act as the Company’s exclusive financial advisor with respect to evaluating and implementing strategies and approaches for the Company’s stockholder outreach and communication efforts.

On October 28, 2014, Castle Union, LLC, a private investment manager (“Castle Union”), filed a Schedule 13D with the SEC indicating that Castle Union had acquired a 5% stake in the Company. In its Schedule 13D, Castle Union stated that it may engage with or otherwise have conversations with the Company’s management to discuss business and strategic alternatives, including a potential sale of the Company.

Also on October 28, 2014, Francisco Partners delivered a presentation by telephone to the Chairperson of the Company Board and the Company’s Chief Executive Officer regarding Francisco Partners’ background, capabilities and general market outlook.

On November 17, 2014, Castle Union sent a letter to the Company Board stating, among other things, its belief that the Company Board should immediately begin a strategic alternatives process that would result in a sale of the Company.

On November 19, 2014 and November 20, 2014, the Company Board held a regularly scheduled in-person meeting at the Company’s headquarters to discuss the Company’s strategic alternatives, including a possible sale of the Company. At this meeting, which was also attended by the Company’s senior management and representatives of Paul Hastings and Stifel:

•	The Company Board discussed in detail the prospects for the Company continuing as a stand-alone company, the challenges faced by the Company, the Company’s opportunities, current macro- and micro-economic factors affecting the Company, the industry in which the Company does business and competition within the industry, as well as feedback received by the Company Board and management from various stockholders of the Company over the prior two quarters;

•

Representatives of Stifel made a presentation to the Company Board regarding strategic alternatives available to the Company, and setting forth a preliminary valuation analysis of the Company using different valuation methodologies utilizing a preliminary forecast for the Company based on high level information provided by the Company’s management, including: (i) a summary of valuation multiples for public companies operating in the Deep Packet Inspection space, based on publicly available information; and (ii) a summary of transaction multiples and premiums paid in relevant communications technology transactions, based on publicly available information. The presentation also included a review of numerous third party operating companies and financial sponsors that could potentially be interested in an acquisition of, or other strategic transactions with, the Company. Stifel also presented a detailed indicative timeline of the potential transaction process and discussed the potential benefits and business risks to the Company of a publicly announced outreach process;

•	A representative of Paul Hastings reviewed the Company Board’s fiduciary duties under Delaware law in connection with the consideration of the Company’s strategic alternatives, including the Company Board’s duties in connection with a possible sale of the Company;

•	The Company Board authorized Stifel to contact approximately 26 designated third party operating companies and financial sponsors selected by the Company Board based on a list prepared by Stifel with input from the Company’s management as part of a targeted, private outreach process to determine whether there was interest in the market in engaging in discussions regarding a strategic transaction with the Company;

•	The Company Board authorized the formation of a special committee of the Company Board (the “Special Committee”), consisting of Alan Lefkof, Mary Losty, Doug Miller, Tom Saponas and Bill Slavin, each of whom is an independent member of the Company Board, to, among other things, consider, negotiate and evaluate the Company’s strategic transaction opportunities. The Special Committee was formed because the Company Board believed it would be easier for a smaller group to convene quickly for meetings on an as-needed basis and not because the Company Board had concluded that any director had a conflict of interest with respect to the potential sale of the Company. The Special Committee was not tasked with providing the full Company Board with a recommendation regarding whether to enter into any proposed transaction or with respect to the terms of any proposed transaction. Ms. Losty was appointed as the Chairperson of the Special Committee; and

•	The Company Board approved an operating plan for the Company for 2015 and 2016 assuming the Company continued as a stand-alone company during this period.

On November 26, 2014, the Special Committee held a telephonic meeting and reviewed with the Company’s Chief Executive Officer and representatives of Stifel and Paul Hastings the strategy for contacting certain third parties as part of the Special Committee’s review of the Company’s strategic alternatives, including the timeline for the process.

Between December 1, 2014 and December 15, 2014, at the direction of the Special Committee, representatives of Stifel contacted 26 third parties to gauge their interest in discussing a potential transaction with the Company. The parties contacted were comprised of 18 operating companies and eight financial sponsors.

On December 4, 2014, representatives of the Company and Stifel held a call with representatives of Francisco Partners to discuss a due diligence request list from Francisco Partners.

As of December 15, 2014, of the 26 parties that were contacted, one party declined to participate, one party (Francisco Partners) had previously executed a confidentiality agreement with the Company and four parties were in the process of reviewing and negotiating a confidentiality agreement with a view towards a potential transaction with the Company. The remaining parties were either reviewing the opportunity or had not responded.

On December 15, 2014, the Special Committee held a telephonic meeting to discuss the status of the strategic alternatives process. At that meeting, which was also attended by the Company’s Chief Executive Officer and representatives of Stifel and Paul Hastings:

•	Representatives of Stifel summarized the participation and results of discussions with each party it had contacted through December 15, 2014;

•	The Special Committee discussed whether any additional parties should be considered by the Company and included in the outreach list; and

•	Representatives of Stifel expressed their view that based on their due diligence, knowledge of the market and the Company and discussions with the Company’s management, the list of parties contacted included all the parties that Stifel believed were likely to be interested in considering a transaction with the Company.

On December 15, 2014, representatives of the Company and Stifel hosted a management presentation for representatives of Francisco Partners. The presentation included an overview of the Company’s business and growth opportunities, historical financial information and the Management Upside Case projections (described and discussed further below in this Schedule 14D-9 in the Section entitled “Company Projections” at pages 40-45).

During the week of December 15, 2014, two additional parties advised Stifel that they had decided not to pursue discussions regarding a transaction with the Company while four parties informed Stifel that they would consider executing a confidentiality agreement to explore discussing a potential transaction with the Company. One party executed a confidentiality agreement with a Standstill Provision with the Company during this period.

On December 19, 2014, the Special Committee held a telephonic meeting to discuss the status of the process. At that meeting, which was also attended by the Company’s Chief Executive Officer and representatives of Stifel and Paul Hastings, representatives of Stifel summarized the participation and results of discussions with each party it had contacted through December 19, 2014, including which parties had executed a confidentiality agreement with a Standstill Provision with the Company, which parties were still considering or negotiating a confidentiality agreement with the Company, which parties had held a meeting with the Company’s management, which parties had not responded to the prior outreach and which parties informed representatives of Stifel that they did not wish to consider a transaction with the Company. The Special Committee instructed Stifel to re-contact three of the seven parties that had not responded to Stifel’s prior outreach, which the Special Committee believed could potentially have the most interest in a transaction with the Company. The Company’s Chief Executive Officer provided a summary of the discussions involving management and Stifel with various parties since the date of the Special Committee’s December 15, 2014 meeting.

Between December 19, 2014 and January 15, 2015, representatives of Stifel contacted two additional parties that were not previously contacted. During this period, five more interested parties previously contacted by Stifel, including Party A, executed a confidentiality agreement with the Company. Four of these confidentiality agreements included a Standstill Provision. One of the confidentiality agreements did not include a Standstill Provision. Representatives of Stifel were advised by three additional parties that they had decided not to pursue a transaction with the Company. One additional party advised Stifel that it would be interested in executing a confidentiality agreement in order to explore a transaction with the Company. Representatives of Stifel also attempted to make contact on multiple occasions with each of the nine parties that had not responded to its outreach efforts.

Between January 7, 2015 and February 12, 2015, representatives of the Company and Stifel together hosted management presentations for representatives of eight parties that had signed confidentiality agreements after the Company Board’s authorization to begin the outreach process, including Party A. Each of the presentations included an overview of the Company’s business and growth opportunities, historical financial information and the Management Upside Case projections. In addition, during this period, four more interested parties previously contacted by Stifel executed a confidentiality agreement that included a Standstill Provision.

On January 15, 2015, the Special Committee held a telephonic meeting with the Company’s Chief Executive Officer and representatives of Stifel and Paul Hastings to discuss the status of the process as well as the management presentations that had taken place through January 15, 2015. Representatives of Stifel summarized the participation and results of discussions with each party contacted by representatives of Stifel through January 15, 2015, including which additional parties had executed a confidentiality agreement with a Standstill Provision with the Company, which parties were still considering or negotiating a confidentiality agreement with the Company, which parties had held (or were scheduled to hold) a meeting with the Company’s management, which parties had not responded to the prior outreach and which parties informed representatives of Stifel that they did not wish to consider a transaction with the Company. The Company’s Chief Executive Officer provided a summary of management’s meetings with various parties since the date of the Special Committee’s December 19, 2014 meeting.

On January 20, 2015, representatives of Stifel were advised by an additional party that it had determined not to pursue a transaction with the Company, and the Company’s management held a meeting with one of the parties that had executed a confidentiality agreement with a Standstill Provision.

On January 23, 2015, The Deal issued a news release stating that the Company was “exploring a sale” and had engaged Stifel to “shop the business.”

On January 26, 2015, the Special Committee held a telephonic meeting with the Company’s Chief Executive Officer and representatives of Stifel and Paul Hastings to discuss the status of the process as well as the management presentations that had taken place through January 26, 2015. Representatives of Stifel summarized the participation and results of discussions with each party contacted by representatives of Stifel through January 26, 2015 and discussed the potential benefits and business risks to the Company of a publicly announced outreach process. The Company’s Chief Executive Officer provided a summary of the meetings between management and Stifel with various parties since the date of the Special Committee’s January 15, 2015 meeting, including with Francisco Partners and Party A.

On January 30, 2015, representatives of the Company and Stifel held a meeting with representatives of Francisco Partners. At that meeting, the parties discussed technical and financial due diligence matters and reviewed the Company’s opportunity pipeline.

On February 2, 2015, the Special Committee held a telephonic meeting with the Company’s Chief Executive Officer and representatives of Stifel and Paul Hastings. At that meeting, Stifel provided a summary of the status of discussions with each of the parties that had expressed interest in pursuing a potential acquisition of the Company, as well as the management presentations that had taken place since the Special Committee’s January 26, 2015 meeting. The Special Committee discussed process and timeline matters, including a proposed timeline for the distribution of a bid process letter to interested parties.

Between February 3, 2015 and February 5, 2015, at the direction of the Special Committee, representatives of Stifel circulated a first round bid process letter to Francisco Partners, Party A and four additional parties that had expressed a continuing interest in holding discussions with the Company. The bid process letter required all interested parties to submit their indications of interest by February 25, 2015 and requested that, in addition to a proposed purchase price on a per Share basis, such interested party’s proposal describe its sources of financing, the approvals and conditions necessary to consummate a transaction, the expected scope of its due diligence and the expected timing to enter into a definitive agreement. The bid process letter advised all interested parties that the Company, in its sole discretion, reserved the right to invite a limited number of interested parties to participate in the next phase of the process and receive access to the Company’s online data room based on the proposals submitted to the Company.

Between February 3, 2015 and February 26, 2015, representatives of Stifel received follow up questions from the prospective bidders related to the Company’s financial and operating performance, the Management Upside Case projections that had been provided to prospective bidders and the process in general. Representatives of Stifel worked with the Company’s management to provide responses to the questions.

On February 5, 2015 and February 17, 2015, representatives of the Company and Stifel held conference calls with representatives of a portfolio company of Party A. During these calls, the parties discussed technical and financial due diligence and reviewed the Company’s opportunity pipeline.

On February 17, 2015, the Special Committee held a telephonic meeting with the Company’s Chief Executive Officer and representatives of Stifel and Paul Hastings to review the process to date. Representatives of Stifel informed the Special Committee that Party A had noted its interest in combining the Company with one of its current privately-held portfolio companies.

On February 26, 2015, Francisco Partners submitted to Stifel’s representatives an initial indication of interest for a potential transaction. Francisco Partners proposed to acquire the Company for cash at a price between $11.50 and $12.00 per Share, subject to completion of its due diligence review of the Company and receipt of internal approvals. Francisco Partners also indicated that its willingness to proceed with an acquisition of the Company was contingent upon an exclusivity period of 21 days, automatically extendable in one-week increments as long as Francisco Partners and the Company continued to work in good faith toward a definitive agreement on the same terms outlined in Francisco Partners’ indication of interest.

On February 26, 2015, Party A submitted to Stifel’s representatives an initial indication of interest for a potential transaction. Party A proposed to acquire the Company at a price between $9.50 and $10.00 per Share, subject to completion of its due diligence investigation of the Company and receipt of internal approvals. Among other material assumptions, the proposal assumed that the Company would have $102.5 million in net cash at closing. Party A did not condition its offer upon any period of exclusive negotiations with the Company.

On February 26, 2015, representatives of Stifel informed a representative of Francisco Partners that the Company would not agree to exclusivity at this stage in the process. Following that discussion, Francisco Partners agreed to withdraw its request for exclusivity with the Company.

On the same day, the four other parties that had received bid process letters informed representatives of Stifel that they had elected not to submit initial indications of interest for a transaction with the Company.

On February 27, 2015, the Special Committee held a telephonic meeting to discuss the status of the process. At that meeting, which was also attended by the Company’s senior management and representatives of Stifel and Paul Hastings:

•	Representatives of Stifel summarized the participation and results of discussions with each party that expressed interest in continuing to evaluate a transaction with the Company and provided feedback from various parties that determined not to pursue a transaction with the Company;

•	The Special Committee discussed the initial indications of interest that were received from Francisco Partners and Party A, including the assumptions and conditions underlying the purchase price offers from each bidder;

•	The Special Committee discussed the Company’s prospects as a stand-alone enterprise; and

•	The Special Committee directed Stifel to continue its discussions with Francisco Partners and Party A, each on a non-exclusive basis, and to continue to seek to maximize the purchase price.

On March 2, 2015, representatives of Stifel contacted representatives of Party A and sought to obtain a higher purchase price range from Party A.

Following this discussion, on March 3, 2015, Party A informed representatives of Stifel via e-mail that it would increase its purchase price from a range of $9.50 to $10.00 per Share to a range of $9.50 to $11.00 per Share, subject to due diligence. Francisco Partners had previously informed Stifel that it would not raise its purchase price.

On March 3, 2015, the Company’s Chief Executive Officer received an unsolicited inquiry regarding a potential strategic transaction from an operating company based in Europe (“Party B”). Party B was not one of the third parties previously contacted by representatives of Stifel.

On March 5, 2015, representatives of Stifel held separate discussions with Francisco Partners and Party A regarding each party’s due diligence plan.

On March 5, 2015, Francisco Partners and Party A each were first provided access to the Company’s online data room, which contained certain information concerning the Company’s business and operations.

Between March 5, 2015 and March 31, 2015, representatives of the Company and Stifel held a number of discussions and meetings with representatives of Francisco Partners. During these meetings and conference calls, the parties discussed financial, operational, legal, technical, tax and accounting due diligence matters, among other things.

On March 6, 2015, Francisco Partners submitted a revised due diligence request list to Stifel.

On March 9, 2015, the Company’s Chief Executive Officer participated in an introductory conference call with representatives of Party B. Later that day, Stifel contacted representatives of Party B to discuss the nature of Party B’s interest in the Company and process matters.

On March 11, 2015, the Company Board held a regularly scheduled in-person meeting at the Company’s headquarters to discuss, among other items, a potential strategic transaction. At that meeting, which was also attended by the Company’s management and representatives of Paul Hastings and Stifel, representatives of Stifel summarized the recent meetings between the Company’s management and Party A and between the Company’s management and Francisco Partners, all of which meetings had been attended by representatives of Stifel. Representatives of Stifel informed the Company Board that drafts of the Company’s merger agreement would be distributed to Francisco Partners and Party A later that day. A representative of Paul Hastings summarized the material terms of the draft merger agreement. Representatives of Stifel also informed the Company Board of the communication received by the Company’s Chief Executive Officer from Party B. The Company Board instructed Paul Hastings to negotiate a confidentiality agreement with a Standstill Provision with Party B and instructed Stifel to coordinate a video conference between the representatives of Party B, Stifel and the Company’s management as soon as possible.

On March 11, 2015, at the direction of the Company Board, representatives of Stifel delivered a final process letter, together with the Company’s initial draft of the Merger Agreement, to Francisco Partners and Party A, inviting each of them to submit a definitive and final offer. The final process letter requested that final offers and a mark-up of the Merger Agreement be submitted by April 8, 2015. The final process letter also indicated that the final offers should not be subject to completion of any further due diligence and should confirm each party’s ability to sign the definitive agreement and announce the transaction during the week of April 13, 2015.

On March 12, 2015, Party B executed a confidentiality agreement with the Company that included a Standstill Provision.

On March 13, 2015, Party A provided representatives of Stifel with an initial due diligence request list.

On March 15, 2015, representatives of the Company and Stifel held a conference call with representatives of Party A to discuss its due diligence request list.

On March 16, 2015, representatives of the Company and Stifel hosted a management presentation for representatives of Party B via videoconference. The presentation included an overview of the Company’s business and growth opportunities, historical financial information and the Management Upside Case projections.

On March 20, 2015, Party B submitted an initial indication of interest for a potential transaction to representatives of Stifel. It proposed to acquire the Company at a price of $13.94 per Share, financed with cash on hand, subject to completion of its due diligence investigation of the Company and receipt of internal approvals. Party B did not condition its offer upon any period of exclusive negotiations with the Company.

Later that day, Party B was provided access to the Company’s online data room, which contained certain information concerning the Company’s business and operations, as well as the final process letter and the Company’s initial draft of the Merger Agreement.

On the same day, representatives of the Company and Stifel held a meeting with representatives of Party A and one of its portfolio companies. At that meeting, the parties discussed business, sales and marketing, technical and financial due diligence matters.

On March 24, 2015 and March 25, 2015, representatives of Stifel and Paul Hastings discussed due diligence matters with representatives of Party B.

On March 26, 2015, Stifel and Party A discussed due diligence matters and Party A’s continued interest in the Company. Party A indicated that its portfolio company had recently undergone management turnover, which had slowed the portfolio company’s review of the Company and might impede the portfolio company’s ability to provide a full response to the final process letter.

On April 1, 2015 and April 2, 2015, representatives of the Company and Stifel held in-person meetings with representatives of Party B to discuss business, technical and financial due diligence.

On April 1, 2015, representatives of Paul Hastings and Shearman & Sterling LLP (“Shearman & Sterling”), outside counsel to Francisco Partners, discussed logistics and procedural matters for a transaction. Shearman & Sterling provided Francisco Partners’ initial comments to the draft Merger Agreement to Paul Hastings later that day.

Between April 7, 2015 and April 8, 2015, representatives of Stifel received written due diligence questions from Party B relating to the Company’s operations, financial performance and legal matters, and representatives of Stifel worked with the Company’s management to respond to all questions by April 8, 2015. Representatives of Stifel and Party B also discussed Party B’s diligence process and representatives of Stifel spoke with Party B’s transaction advisors.

On April 8, 2015, representatives of Stifel contacted Party A to discuss the status and expected timing of its proposal. A representative of Party A indicated that, despite its higher offer communicated to Stifel on March 3, 2015, its valuation of the Company was at the level of its initial indication of interest delivered on February 26, 2015 of $9.50 to $10.00 per Share, and that it would require an additional four to six weeks to complete its due diligence review. During such discussion, representatives of Stifel encouraged Party A to submit an acquisition proposal and reiterated that such proposal should reflect its best and final offer.

Later that evening, Party A submitted a written proposal re-confirming its interest in acquiring the Company for a price range of $9.50 to $10.00 per Share in cash to Stifel’s representatives, but did not submit a mark-up of the draft Merger Agreement provided by the Company.

On April 8, 2015 and April 9, 2015, representatives of Paul Hastings and Shearman & Sterling discussed Francisco Partners’ comments to the draft Merger Agreement, as well as the proposed Equity Commitment Letter and Limited Guarantee. During these discussions, representatives of Paul Hastings requested that Francisco Partners’ proposed Equity Commitment Letter and Limited Guarantee be submitted with Francisco Partners’ final offer.

On April 9, 2015, Paul Hastings and counsel to Party B discussed the draft Merger Agreement and procedural matters related to the proposed transaction.

On April 9, 2015, Francisco Partners submitted a written proposal to representatives of Stifel for the acquisition of the Company for $11.25 per Share in cash. Francisco Partners’ proposal indicated that it was not subject to any financing contingency, but was supported by the Equity Commitment Letter and Limited Guarantee to be delivered by Francisco Partners. Francisco Partners’ proposal also indicated that it had completed all of its due diligence other than customer calls. Further, the letter expressed Francisco Partners’ willingness to move quickly to announce a transaction as early as April 13, 2015. In addition, the letter requested that the Company and Francisco Partners enter into a one-week period of exclusivity, which period would automatically extend in one-week increments until terminated in writing by either party. Together with its proposal, Francisco Partners delivered a further revised draft of the Merger Agreement, as well as an initial draft of the Limited Guarantee.

On April 10, 2015, a representative of Party B informed a representative of Stifel by telephone that it was withdrawing from the bid process and had decided not to proceed with a strategic transaction with the Company.

On April 10, 2015, Francisco Partners delivered an initial draft of the Equity Commitment Letter.

On April 12, 2015, the Company Board held a telephonic meeting to discuss the status of the process. Prior to the meeting, the Company Board was provided with Stifel’s summary of the proposals submitted by Francisco Partners and Party A and Paul Hastings’ summary of the material terms of Francisco Partners’ revised draft of the Merger Agreement and legal advice relating thereto. At that meeting:

•	Representatives of Stifel summarized the proposals delivered by Francisco Partners and Party A and its conversations with Party B, and advised the Company Board that, in its view, the Company was unlikely to obtain from Francisco Partners an offer price of more than $0.25 per Share above Francisco Partners’ current offer price;

•	A representative of Paul Hastings summarized the material terms of Francisco Partners’ revised draft of the Merger Agreement and summarized the Company Board’s fiduciary duties under Delaware law in the context of a proposed sale;

•	The Company Board discussed with management the Company’s prospects as a stand-alone enterprise over the long term;

•	The Company Board authorized and directed Stifel to contact Francisco Partners to discuss its proposal, specifically as it related to (i) the proposed price per Share, (ii) certain key Merger Agreement terms, including the amount of the termination fee that would be payable by the Company in certain circumstances and the condition that the Company have a minimum amount of cash at the closing of the Offer, and (iii) Francisco Partners’ request for exclusivity;

•	The Company Board authorized Stifel to agree on the Company’s behalf to a one-week exclusivity period with Francisco Partners if required by Francisco Partners as a condition to increasing its offer;

•	The Company Board discussed the results of the process and whether any other actions could be taken to achieve the best price and/or most favorable result reasonably available to the Company’s stockholders; and

•	In executive session, the independent Company Board members determined to have the Chairperson of the Company Board contact Party B to solicit feedback on Party B’s decision to withdraw from the process and to encourage Party B to submit an acquisition proposal to the Company.

Later that day, at the direction of the Company Board, representatives of Stifel contacted a representative of Francisco Partners telephonically to advise Francisco Partners that in order for the Company to proceed with a sale transaction, it would need to increase its offer above $11.25 per Share, and discussed with Francisco Partners the termination fee, Francisco Partners’ condition to the Offer that the Company and its subsidiaries have a minimum amount of cash at the closing of the Offer and the treatment of unvested stock options and restricted stock units in the transaction.

During the evening of April 12, 2015, Francisco Partners orally submitted a revised proposal to Stifel to acquire the Company for $11.50 per Share in cash and indicated that this was Francisco Partners’ final, highest and best offer. In its proposal, Francisco Partners indicated that its willingness to proceed with the transaction was contingent upon an exclusivity period of one week following acceptance of the proposal. A representative of Francisco Partners also informed representatives of Stifel that Francisco Partners would be willing to reduce the termination fee from 4% to 3.5% and that it would agree to reduce, but not eliminate, the minimum cash condition. Francisco Partners’ representative indicated that Francisco Partners would not accelerate the vesting of the unvested stock options and the unvested restricted stock units without decreasing the price per Share payable to the Company’s stockholders.

Later that evening, at the direction of the Company Board, Paul Hastings delivered a revised Merger Agreement to Shearman & Sterling, which draft included revised provisions regarding the conditions to closing, the termination fee to be paid to Francisco Partners in the event of termination of the Merger Agreement, the circumstances under which such termination fee would be payable and the Company’s ability to take certain actions with respect to alternative acquisition proposals after execution of the Merger Agreement. At the same time, Paul Hastings sent an initial draft of the Company’s disclosure schedule to the Merger Agreement to Shearman & Sterling.

That same evening, the Chairperson of the Company Board contacted a representative of Party B to solicit feedback on Party B’s decision to withdraw from the bid process and to encourage Party B to submit an acquisition proposal to the Company. The representative of Party B confirmed that Party B had decided not to proceed with a strategic transaction with the Company.

On April 13, 2015, following additional discussions between representatives of the parties, Francisco Partners agreed to eliminate the minimum cash condition and agreed to a termination fee of 3% of the transaction value with no separate expense reimbursement provision.

Later that day, the Company countersigned Francisco Partners’ proposal, pursuant to which it agreed to exclusively negotiate with Francisco Partners regarding a transaction through April 20, 2015, but with no automatic renewal of the exclusivity period.

Between April 13, 2015 and April 19, 2015, Paul Hastings and Shearman & Sterling exchanged revised drafts of the Merger Agreement, the Company’s disclosure schedule to the Merger Agreement, the Equity Commitment Letter and the Limited Guarantee and participated in numerous telephonic negotiation sessions while Francisco Partners continued its due diligence review of the Company. During these negotiations, Francisco Partners agreed, among other things, to eliminate the requirement in the Merger Agreement that certain stockholders enter into tender and support agreements with Francisco Partners concurrently with the execution of the Merger Agreement. Francisco Partners also agreed to expand the Company Board’s ability to withdraw or change its recommendation in favor of the Transactions in circumstances unrelated to a superior proposal, if the failure to do so would be inconsistent with the Company Board’s fiduciary duties.

On April 17, 2015, Stifel and the Company’s management discussed the rationale for the Company Board to approve a business plan/projections for the period 2015-2019 (rather than just 2015-2016, which the Company Board had approved in November 2014) that represented the best contemporaneous projections for the Company and for such business plan/projections to be provided to Stifel consistent with the Company’s customary approach to forecasting.

On April 18, 2015, the Company Board held a telephonic meeting, along with the Company’s senior management and representatives of Paul Hastings, and received an update on the status of discussions with Francisco Partners and its counsel. The Company Board evaluated Francisco Partners’ offer to either increase the price per Share payable to stockholders from $11.25 to $11.50 or accelerate the vesting of the Company’s unvested stock options and unvested restricted stock units, but not both. The Company Board decided to accept the offer to increase the price per Share payable to stockholders. At the meeting, the Company Board discussed with the Company’s management and then approved the Business Plan described and discussed below in the Section entitled “Company Projections” at pages 40-45. The Business Plan was then provided to Stifel.

Paul Hastings and Shearman & Sterling continued to negotiate the terms of the Merger Agreement. By mid-afternoon on April 20, 2015, the parties had reached agreement on nearly all outstanding issues in the Merger Agreement. Following these discussions, the Company agreed to extend the period of exclusive negotiations with Francisco Partners through April 23, 2015.

On the morning of April 21, 2015, Paul Hastings and Shearman & Sterling exchanged revised drafts of the Merger Agreement and continued to negotiate the final terms of the Merger Agreement.

Later that day, the Company Board held a telephonic meeting to consider approval of the Merger Agreement and the transactions contemplated thereby. Prior to the meeting, the Company Board was provided with materials relating to the proposed transaction with Francisco Partners, including, among other things, the proposed final draft of the Merger Agreement, the Company’s disclosure schedule to the Merger Agreement, the Equity Commitment Letter and the Limited Guarantee, as well as summaries of the material terms and results of negotiations of previously open issues in the Merger Agreement, prepared by Paul Hastings, and a summary of the process and the financial analyses prepared by Stifel. At that meeting:

•	Representatives of Stifel reviewed with the Company Board its financial analysis of the consideration that would be payable to the stockholders of the Company pursuant to the Merger Agreement and delivered to the Company Board its oral opinion, which was confirmed by delivery of a written opinion dated April 21, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Stifel in preparing the opinion, the $11.50 in cash per Share to be paid in the proposed Offer and Merger was fair, from a financial point of view, to the stockholders of the Company (other than Purchaser, Parent, Francisco Partners, the Company and their respective subsidiaries); and

•	A representative of Paul Hastings reviewed for the Company Board the resolution of previously open issues in the Merger Agreement and briefed the Company Board on the key provisions of the proposed final Merger Agreement, including the Offer conditions, the Company Board’s ability to change its recommendation in the absence of a superior proposal, non-solicitation provisions that would permit the Company to negotiate and accept an unsolicited superior proposal subject to compliance with the Merger Agreement, Parent’s matching rights, termination rights, the termination fee, and circumstances under which the termination fee would be payable. Paul Hastings’ representative also answered the directors’ remaining questions and provided further legal advice about the Merger Agreement, the Offer and the Merger.

Following careful consideration of the proposed Merger Agreement, the Company Board unanimously: determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders; authorized and approved the execution, delivery and performance of the Merger Agreement and the Transactions; resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and authorized that the Merger be effected pursuant to Section 251(h) and effected as soon as practicable following the consummation of the Offer.

During the remainder of April 21, 2015, the parties and their respective advisors finalized the Merger Agreement and the related disclosure schedule to the Merger Agreement. The Merger Agreement was executed by the parties after the close of trading on the NASDAQ Global Select Market on Tuesday, April 21, 2015.

The Standstill Provisions contained in the Company’s confidentiality agreements with third parties automatically terminated pursuant to the terms of the confidentiality agreements effective upon the Company’s execution of the Merger Agreement with Francisco Partners.

On April 22, 2015, the Company and Francisco Partners issued a joint press release announcing the execution of the Merger Agreement.

On May 6, 2015, Francisco Partners, Parent and Purchaser filed with the SEC its Schedule TO and commenced the Offer. On the same day, the Company filed with the SEC this Schedule 14D-9 in connection with the Offer.

Reasons for the Company Board’s Recommendation

The Special Committee made its recommendation to the Company Board after considering the factors described in this Schedule 14D-9 and consulting with the Company’s senior management, the Company’s outside legal counsel and Stifel, the Company’s financial advisor. The Company Board consulted with the Company’s senior management and the Special Committee in evaluating the Offer and the Merger. In addition, the Company Board considered a number of factors, including the material factors described below, that it believed supported its decision to take the foregoing actions, including, but not limited to, the following:

Offer Price; Premium to the Trading Price of the Shares. The Company Board considered the relationship of the consideration to be received by the Company’s stockholders in the Offer and the Merger to the current and historical market prices of the Shares. The consideration to be paid in cash for each Share would provide the Company’s stockholders with the opportunity to receive a significant premium over the market price of the Shares. The Company Board also considered the fact that the Offer Price represented a:

•	21% premium over the closing price of the Shares on April 21, 2015, the last trading day before the public announcement that the parties had entered into the Merger Agreement;

•	17% premium over the volume-weighted average trading price of the Shares for the 30-day period ending on April 21, 2015; and

•	32% premium over the closing price of the Shares on January 22, 2015, the last day prior to an article reporting the potential sale of the Company.

Negotiations with Parent; Highest Price Reasonably Available. The Company Board considered its belief that, after extensive negotiations with representatives of Parent, resulting in an increase in the price per Share initially offered by Parent, the Company obtained the highest price that Parent is willing to pay for the Company. The Company Board also considered numerous changes in the terms and conditions of the Merger Agreement from the version initially proposed by Parent that were favorable to the Company, and the results of the process through which it solicited other potential buyers for the Company, leading to its belief that the Offer Price was Parent’s best and final offer and that the terms of the Merger Agreement include the most favorable terms to the Company and its stockholders to which Parent was willing to agree.

Cash Consideration; Certainty of Value. The Company Board considered the fact that the form of consideration payable to the Company’s stockholders will be all cash, which will provide the Company’s stockholders with certainty of value and immediate liquidity, while reducing the market and long-term business risks, including risks related to the Company’s historical operating results and future growth prospects, as described below.

Specific Performance; Full Equity Commitment. The Company Board considered the fact that the Transactions are not subject to a financing condition and that Parent had received the Equity Commitment Letter pursuant to which Francisco Partners has committed to contribute, or to cause to be contributed, to Parent an aggregate amount in cash equal to $240,584,287 that will be sufficient for Parent to consummate the Transactions. The Company Board also considered the reputation of Francisco Partners which, in the Company Board’s judgment, increases the likelihood that Francisco Partners will meet its obligations under the Equity Commitment Letter.

Strategic Alternatives. The Company Board considered the possible alternatives to the acquisition of the Company by Purchaser, including other potential acquisitions, partnerships and opportunities for strategic transactions, as well as the possibility of continuing as an independent company and expanding through organic growth, acquisitions or a combination of the two, the range of potential benefits to the Company’s stockholders of these alternatives and the timing and the likelihood, taking into account risks of execution as well as business, competitive, industry and market risks, of accomplishing the goals of such alternatives. The Company Board also considered the results of the process that the Special Committee and the Company Board had conducted, with the assistance of the Company’s management and its financial and legal advisors, to evaluate strategic alternatives and select business combination partners that had the potential to expeditiously enter into a definitive acquisition agreement and to consummate the proposed transaction on terms most favorable to the Company’s stockholders, and the results of the discussions with each of the parties that submitted a formal bid to acquire the Company. In addition, the Company Board considered the fact that, while there were discussions and meetings with other potential third party acquirors, each of those potential acquirors, other than Parent, ultimately indicated that they had either determined not to pursue a transaction to purchase the Company or would not offer a purchase price at or above the Offer Price. Based on the pricing, timing, availability of financing and other terms and conditions communicated by the other third party bidders, and the operational and financial risks associated with continuing as an independent company, the Company Board ultimately determined that the Transactions were more favorable to the Company’s stockholders than any other strategic alternative reasonably available to the Company, including continuing as an independent company.

Opinion and Analyses of the Financial Advisor to the Company. The Company Board considered the oral opinion of Stifel delivered to the Company Board, which was subsequently confirmed in writing, that, as of April 21, 2015, and based upon and subject to the assumptions made, procedures followed, matters considered, and the qualifications and limitations upon the scope of the review undertaken by Stifel, as set forth in its written opinion, the $11.50 per Share in cash to be received by holders of Shares from Purchaser in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders of Shares (other than Purchaser, Parent, Francisco Partners, the Company and their respective subsidiaries), from a financial point of view. The full text of the written opinion of Stifel, dated as of April 21, 2015, is attached as ANNEX A to this Schedule 14D-9 and is incorporated herein by reference; see also “—Opinion of the Company’s Financial Advisor.”

Operating and Financial Condition and Prospects. The Company Board considered the current and historical financial condition, results of operations, competitive position, business strategy, strategic options and the future growth prospects of the Company, including the Company Projections (as defined and described below), and assessed a range of possible values to the Company’s stockholders associated with continuing to operate the Company as an independent company. The Company Board discussed and deliberated at length with respect to the Company’s recent financial performance, current financial prospects and risks associated with achieving and executing upon the Company’s operating plan, particularly in light of (i) the fact that the Company’s existing technology is focused on a market with limited growth potential, (ii) the fact that the Company’s new products and technology may not gain market acceptance for at least another one to two years, if at all, and the Company’s future growth depends upon such market acceptance, (iii) the intensely competitive nature of the industries in which the Company currently and prospectively markets its technologies and products, and (iv) the other factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed by the Company on March 13, 2015 with the SEC, as well as the risks and other factors set forth from time to time in the Company’s other filings with the SEC, including the disclosures set forth in the section entitled “Risk Factors” in those filings.

Speed and Likelihood of Closing the Merger. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure as a tender offer for Shares, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, should allow the Company’s stockholders to receive the consideration for their Shares in a relatively short timeframe (which could reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption). The Company Board also considered that the Offer would be followed by the Merger, in which the Company’s stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. Additionally, the Company Board considered the strong likelihood that the Merger would be consummated based on, among other factors, (i) the fact that the parties have elected to have the Merger Agreement effected pursuant to Section 251(h), (ii) the reputation and financial condition of and Francisco Partners’ general ability to complete acquisition transactions, (iii) the fact that, subject to certain exceptions, the conditions to the Offer and Merger are specific and limited in scope, and (iv) the likelihood of there being no significant antitrust or other regulatory impediments to the Transactions.

Loss of Opportunity. The Company Board considered the possibility that, if it declined to adopt the Merger Agreement, there may not be another opportunity for the Company’s stockholders to receive a comparably priced transaction and that the short-term market price for the Shares could fall below the Offer Price, and possibly substantially below the Offer Price.

Terms of the Merger Agreement. The Company Board considered the terms and conditions of the Merger Agreement, including, but not limited to:

•	Ability to Respond to Certain Unsolicited Acquisition Proposals. At any time prior to the Acceptance Time, if the Company receives an unsolicited bona fide written proposal relating to an alternative acquisition transaction that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes or would reasonably be expected to result in a superior proposal, the Company may, under certain circumstances and under certain conditions, furnish non-public information to and participate in discussions with the person making such alternative acquisition proposal.

•	Ability to Change Recommendation and Accept a Superior Proposal. At any time prior to the Acceptance Time, the Company Board may withdraw or change its recommendation in favor of the Transactions if the failure to do so would be inconsistent with its fiduciary duties, including in the circumstance where the Company receives an alternative acquisition proposal that the Company Board determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, constitutes a superior proposal. In addition, the Company may terminate the Merger Agreement and enter into an agreement with respect to an alternative acquisition proposal that the Company Board concludes in good faith, after consultation with the Company’s financial advisor and outside legal counsel, constitutes a superior proposal and if the Company Board concludes in good faith, after consultation with outside legal counsel, that the failure to enter into an agreement with respect to such alternative acquisition proposal would be inconsistent with its fiduciary duties, subject to Parent’s right to match such superior proposal in accordance with the terms of the Merger Agreement.

•	Reasonable Termination Fee. The Company Board considered the $7,220,000 termination fee, representing approximately 3% of the transaction value of the Company, that could become payable pursuant to the Merger Agreement under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal or if Parent terminates the Merger Agreement because the Company Board changes its recommendation with respect to the Offer and the Merger. The Company Board considered that such termination fee could have the effect of deterring third parties who might be interested in exploring an acquisition of the Company, but believed that such termination fee was reasonable in the context of comparable transactions, particularly given the discussions with certain other bidders that were held in advance of the execution of the Merger Agreement, and likely would not deter competing bids.

•	Material Adverse Effect. The Company Board considered the provisions in the Merger Agreement related to the impact that a material adverse effect on the Company would have on the obligation of Parent and Purchaser to consummate the Offer and the Merger, and particularly that any change, event, circumstance or development related to the Company, its business or its ability to consummate the transactions contemplated by the Merger Agreement resulting from the Company’s failure to meet any operating projections or forecasts or published revenue or earnings predictions (in each case subject to certain exceptions), any events attributable to the taking of any action by the Company that is contemplated or required by the Merger Agreement, or any events attributable to the announcement or performance of the Merger Agreement or the consummation of the transactions contemplated thereby or the pendency of the Offer or the Merger, are excluded from the determination of whether a material adverse effect on the Company has occurred that would permit Parent and Purchaser to elect not to consummate the Offer.

•	Extension of Offer Period. The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Purchaser could be required by the Company to extend the Offer beyond the initial expiration time of the Offer or, if applicable, subsequent expiration times, if certain conditions to the consummation of the Offer are not satisfied or waived.

•	Appraisal Rights. The Company Board considered the availability of appraisal rights under the DGCL, in connection with the Merger, for the Company’s stockholders who do not tender their Shares in the Offer and who comply with all of the required procedures for perfecting appraisal rights under the DGCL. See Item 8—“Additional Information—Appraisal Rights” for a discussion of appraisal rights under the DGCL.

•	Specific Performance. The Company Board considered the fact that pursuant to the Merger Agreement, the Company is entitled to specific performance and other equitable remedies to prevent breaches of the Merger Agreement, and can enforce the obligations of Francisco Partners under the Equity Commitment Letter, or cause Parent to enforce such obligations, in order to cause the Equity Financing to be timely completed.

Equity Commitment Letter; Limited Guarantee. The Company Board considered the fact that each of Parent and Purchaser is required to take, or cause to be taken, all actions necessary to obtain the Equity Financing, including fully enforcing Francisco Partners’ obligations under the Equity Commitment Letter. The Company Board considered the fact that Francisco Partners has provided the Equity Commitment Letter to fund an aggregate amount in cash equal to $240,587,287 for the Equity Financing (which represents approximately 100% of the total financing required for the Transactions) and has provided assurances as to the sources of its funds. The Company Board also considered the limited number and nature of the conditions to the Equity Financing and the expectation that such conditions will be timely met and the financing will be provided in a timely manner. In addition, the Company Board considered that Francisco Partners has provided the Limited Guarantee in favor of the Company that guarantees the obligations of Parent and Purchaser under the Merger Agreement, including the payment for the Shares.

Arms’ Length Negotiations. The Company Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Transactions, are reasonable and are the product of arms’ length negotiations between the Company, with the assistance of its advisors, on the one hand, and Parent and Purchaser, with the assistance of their advisors, on the other hand.

The Company Board also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Transactions, including the following:

No Stockholder Participation in Future Growth or Earnings. The Company Board considered that if the Transactions are consummated, the Company’s stockholders will receive the Offer Price in cash and will no longer have the opportunity to participate in any future earnings or growth of the Company or to benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions.

Impact of Announcement on the Company’s Business. The Company Board considered the effect of a public announcement of the Transactions on the Company’s operations, Share price, employees, relationships with existing and prospective customers, suppliers and business partners, and its ability to attract and retain key management, research and sales personnel while the Offer and the Merger are pending, and the potential adverse effects on the financial results of the Company as a result of that disruption.

Interim Restrictions on Operation of the Company’s Business. The Company Board considered that, under the terms of the Merger Agreement, the Company has agreed that, prior to the completion of the Offer, it will conduct its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not undertake various actions related to the conduct of its business without the prior written consent of Parent. The Company Board further considered that these provisions may limit the Company’s ability to pursue business opportunities that it would otherwise pursue.

No Solicitation. The Company Board considered the fact that the Merger Agreement prohibits the Company from actively soliciting alternative acquisition proposals and only allows the Company to interact with third parties with respect to unsolicited alternative Acquisition Proposals under certain circumstances and subject to certain conditions, in each case as described above.

Effect of Failure to Complete the Transactions. The Company Board considered the possibility that the Transactions might not be consummated, including the adverse effects that a failure to consummate the Transactions could have on the Company’s business, the market price for the Shares and the Company’s relationships with customers and employees, including the fact that (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s prospects could be adversely affected, or may be perceived by the market as having been adversely affected, and (iv) the Company’s continuing business relationships may be disrupted.

Regulatory Matters. The Company Board considered the regulatory approvals that may or would be required to consummate the Transactions and the prospects for receiving any such approvals, if necessary. The Company Board considered the fact that the parties would be required to use their respective reasonable best efforts to satisfy the closing conditions relating to certain regulatory matters, including by making required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and under Chapter VII of Germany’s Act against Restraints of Competition of 1958, as amended, and the rules and regulations promulgated thereunder (the “German Antitrust Act”).

No Reverse Termination Fee. The Company Board considered the fact that Parent will be able to terminate the Merger Agreement under certain circumstances that may be outside of the Company’s control, without the payment of any reverse termination fee.

Tax Treatment. The Company Board considered the fact that an all-cash transaction will be taxable to the Company’s stockholders for U.S. federal income tax purposes.

Interests of Directors and Officers. The Company Board considered the fact that the Company’s directors and executive officers have interests in the Offer and the Merger that may be different from or in addition to their interests as the Company’s stockholders, and the risk that such interests might influence their decision with respect to the Transactions. See Item 3—“Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of the Company” above for additional information.

Litigation. The Company Board considered the risk of stockholder lawsuits that have been and may be filed against the Company in connection with the Merger Agreement. See Item 8—“Additional Information—Litigation Related to the Transactions.”

After considering these factors, the Company Board concluded that the positive factors relating to the Merger Agreement and the Transactions substantially outweighed the risks and potentially negative factors.

The foregoing discussion of information and factors considered by the Company Board is not exhaustive and only includes certain material factors considered by the Company Board in connection with its evaluation of the Merger Agreement and the Transactions. In view of the wide variety of factors considered by the Company

Board and the complexity of these matters, the Company Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Company Board evaluated the factors described above and reached consensus that the Merger Agreement and the Transactions were advisable and fair to, and in the best interests of, the Company and its stockholders. In considering the factors described above, individual members of the Company Board may have given different weights to different factors.

Intent to Tender

To the knowledge of the Company, after reasonable inquiry, each of the directors and executive officers of the Company currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them in the Offer. As of April 30, 2015, the Company’s directors and executive officers, as a group, beneficially owned an aggregate of 450,437 Shares, including outstanding Shares of restricted stock and excluding for this purpose any Shares underlying Vested Company Options and Vested Company RSUs, representing approximately 2.17% of the outstanding Shares as of such date.

Opinion of the Financial Advisor to the Company

The Company Board requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, of the consideration to be received by the Company’s stockholders (other than Purchaser, Parent, Francisco Partners, the Company and their respective subsidiaries) for their Shares pursuant to the Merger Agreement, as of the date of the opinion. On April 21, 2015, Stifel delivered to the Company Board its written opinion that, as of the date of the opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the consideration to be received by the Company’s stockholders (other than Purchaser, Parent, Francisco Partners, the Company and their respective subsidiaries) for their Shares pursuant to the Merger Agreement was fair to such stockholders, from a financial point of view.

The Company Board did not impose any limitations on Stifel with respect to the investigations made or procedures followed in rendering its opinion. In selecting Stifel, the Company Board considered, among other things, the fact that Stifel is a reputable investment banking firm with substantial experience advising companies in the technology sector and providing strategic advisory services in general, and Stifel’s familiarity with the Company and its business. Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed securities, private placements and valuations for other purposes. The full text of the written opinion of Stifel, dated as of April 21, 2015, is attached to this Schedule 14D-9 as ANNEX A. We urge you to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Stifel in rendering its opinion. Stifel’s opinion is directed to the Company Board and addresses only the fairness from a financial point of view of the consideration to be received by the Company’s stockholders (other than Purchaser, Parent, Francisco Partners, the Company and their respective subsidiaries) for their Shares pursuant to the Merger Agreement as of the date of the opinion. It does not address any other aspects of the Offer or the Merger and does not constitute a recommendation to any of the Company’s stockholders as to whether to tender their Shares in the Offer, or whether to take any other action with respect to the Offer or the Merger. The summary of the opinion of Stifel set forth below is qualified in its entirety by reference to the full text of the opinion.

In rendering its opinion, Stifel, among other things:

•	discussed the Transactions and related matters with the Company’s management and counsel and reviewed a draft copy of the Merger Agreement, dated April 21, 2015;

•	reviewed the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the three years ended December 31, 2012, 2013 and 2014;

•	reviewed and discussed with the Company’s management certain other publicly available information concerning the Company, Purchaser and Parent;

•	reviewed certain non-publicly available information concerning the Company, including internal financial analyses and forecasts prepared by the Company’s management, and held discussions with the Company’s senior management regarding recent developments;

•	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that Stifel considered relevant to its analysis;

•	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Stifel deemed relevant to its analysis;

•	participated in certain discussions and negotiations between representatives of the Company, Purchaser and Parent;

•	reviewed the reported prices and trading activity of the equity securities of the Company;

•	considered the results of Stifel’s efforts, at the direction of the Company, to solicit indications of interest from selected third parties with respect to a merger or other transaction with the Company;

•	conducted such other financial studies, analyses and investigations, and considered such other information, as Stifel deemed necessary or appropriate for purposes of its opinion; and

•	took into account Stifel’s assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of the Company’s industry generally.

In rendering its opinion, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company, or that was otherwise reviewed by Stifel, and did not assume any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to Stifel by the Company, Stifel assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company, as to the future operating and financial performance of the Company and that they provided a reasonable basis upon which Stifel could form its opinion. The opinion states that such forecasts and projections were not prepared with the expectation of public disclosure, that all such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel relied on this projected information without independent verification or analyses and did not in any respect assume any responsibility for the accuracy or completeness thereof.

Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to Stifel. Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of the Company’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectability of such assets nor has Stifel been furnished with any such evaluation or appraisal. Stifel’s opinion states that estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold and that because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

Stifel assumed, with the consent of the Company Board, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. In addition, Stifel assumed that the definitive Merger Agreement would not differ materially from the draft Stifel reviewed. Stifel also assumed that the Transactions will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the $11.50 per share payable to the Company’s stockholders in connection with the Offer and the Merger (the “Transaction Consideration”), and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Offer and the Merger will not have an adverse effect on the Company or the Transactions. Stifel assumed that the representations and warranties of the Company, Purchaser and Parent as set forth in the Merger Agreement are true and correct in all material respects. Stifel assumed that the Transactions will be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. Stifel further assumed that the Company relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Transactions and the Merger Agreement.

Stifel’s opinion is limited to whether the Transaction Consideration to be received by the Company’s stockholders (other than Purchaser, Parent, Francisco Partners, the Company and their respective subsidiaries) for their Shares pursuant to the Merger Agreement was fair from a financial point of view, as of the date of the opinion, and it does not address any other terms, aspects or implications of the Transactions including, without limitation, the form or structure of the Transactions, any consequences of the Transactions on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transactions or otherwise. Stifel’s opinion also does not consider, address or include: (i) any other strategic alternatives then (or which were or may be) contemplated by the Company Board or the Company; (ii) the legal, tax or accounting consequences of the Transactions on the Company or the holders of Shares; (iii) the fairness of the amount or nature of any compensation to any of the Company’ officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’ securities; (iv) the effect of the Transactions on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than the Shares (excluding therefrom Shares held by Purchaser, Parent, Francisco Partners, the Company and their respective subsidiaries), or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (v) whether Purchaser has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Transaction Consideration to the holders of Shares at the closing of the Transactions; or (vi) the treatment of, or effect of the Transactions on, Company Options or Other Company Equity Awards (each as defined in the Merger Agreement). Furthermore, Stifel did not express any opinion as to the prices, trading range or volume at which the Company’s securities would trade following public announcement of the Transactions.

Stifel’s opinion is necessarily based on economic, market, financial and other conditions as they existed, and on the information made available to Stifel by or on behalf of the Company or the Company’s advisors, or information otherwise reviewed by Stifel, as of the date of the opinion. Stifel’s opinion states that subsequent developments may affect the conclusion reached in the opinion and that Stifel does not have any obligation to update, revise or reaffirm the opinion.

Stifel’s opinion was approved by Stifel’s fairness committee. Stifel’s opinion was solely for the information of, and directed to, the Company Board for its information and assistance in connection with its consideration of the financial terms of the Transactions. Stifel’s opinion does not constitute a recommendation to the Company Board as to how the Company Board should vote on the Transactions or to any stockholder of the Company as to whether such stockholder should tender its Shares in the Offer or as to how any such stockholder should vote at any stockholders’ meeting at which the Merger is considered, or whether or not any stockholder of the Company should enter into a voting, stockholders’ or affiliates’ agreement with respect to the Transactions, or exercise any dissenters’ or appraisal rights that may be available to such stockholder with respect to the Merger. In addition, the opinion does not compare the relative merits of the Transactions with any other alternative transactions or business strategies which may have been available to the Company and does not address the underlying business decision of the Company Board or the Company to proceed with or effect the Transactions.

The following represents a brief summary of the material financial analyses performed by Stifel in connection with its opinion. Some of the summaries of financial analyses performed by Stifel include information presented in tabular format. In order to fully understand the financial analyses performed by Stifel, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the information set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Stifel.

Except as otherwise noted, the information utilized by Stifel in its analyses, to the extent that it was based on market data, is based on market data as it existed on or before April 20, 2015 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

Selected Company Analysis

Stifel compared the Company, from a financial point of view, to the Company’s two pure-play deep packet inspection competitors that Stifel deemed to be relevant direct peers to the Company based on their business profiles. Stifel compared the Company’s estimated calendar year 2015 and 2016 financial metrics, as provided by the Company’s management, to the estimated calendar year 2015 and 2016 financial metrics, obtained from available public sources, of the comparable companies. Stifel believes that the companies listed below have business models similar to those of the Company, but noted that neither of these companies have the same management, composition, size, operations, financial profile or combination of businesses as the Company:

•	Allot Communications Ltd.; and

•	Sandvine Corporation.

Based on this information, Stifel calculated and compared the following multiples for the Company and the selected comparable companies:

•	Multiples of enterprise value (“EV”), which Stifel defined as fully-diluted equity value using the treasury stock method (excluding unvested Company Options and unvested Other Company Equity Awards) (“Procera Equity Value”), plus debt, preferred stock and minority interests, less cash and cash equivalents, to (i) estimated calendar year 2015 and 2016 revenues (“EV/Revenues”), and (ii) estimated calendar year 2015 and 2016 EBITDA, as adjusted to exclude stock-based compensation charges, one-time charges and extraordinary items (“Adj. EBITDA”) (“EV/ Adj. EBITDA”); and

•	Multiples of price (“P”) using the share price to estimated calendar year 2015 and 2016 pro forma earnings per share (“EPS”), as adjusted to exclude estimated stock-based compensation, amortization of intangibles, extraordinary items and one-time charges, which is referred to as price-to-earnings (“P/E”).

The following table sets forth the multiples indicated by this analysis, including the range of selected multiples relative to the selected companies and the multiples implied by the Transactions:

Multiple:	Range of Multiples Utilized in the Analysis	Proposed Transaction
CY 2015 EV/Revenues	1.3x -2.5x	1.5x
CY 2016 EV/Revenues	1.1x - 2.2.x	1.2x
CY 2015 EV/Adj. EBITDA	7.7x - 9.7x	22.4x
CY 2016 EV/Adj. EBITDA	5.7x - 8.6x	8.4x
CY 2015 P/E	17.9x -18.0x	70.6x
CY 2016 P/E	12.2x -14.8x	21.2x

This analysis resulted in the following ranges of implied equity values per share:

Benchmark	Range of Implied Equity Values per Share
EV/Revenues Multiples	$10.87 - $16.52
EV/Adj. EBITDA Multiples	$8.38 - $9.80
P/E Multiples	$4.76 - $5.47

No company utilized in the selected company analysis is identical to the Company. In evaluating the selected companies, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s control, such as the impact of competition on its business and the industry generally, industry growth and the absence of any adverse material change in the Company’ financial condition and prospects or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using peer group data.

Precedent Transactions Analysis

Based on public and other information available to Stifel, Stifel calculated and compared the multiples of (i) EV to last twelve months (“LTM”) and forward twelve months (“FTM”) revenues, (ii) EV to LTM and FTM Adj. EBITDA, and (iii) Procera Equity Value (“EQV”), using the treasury stock method, to FTM Net Income and to net income for the year ended 24 months in the future (“F24M”) Net Income (“EQV/Net Income”) implied in the Transactions for the Company to the corresponding multiples implied in the following 22 selected acquisitions of companies in the communications technology infrastructure sector:

Announcement Date	Acquirer	Target
3/2/15	Hewlett Packard Company	Aruba Networks, Inc.
3/2/15	Mitel Networks Corporation	Mavenir Systems, Inc.
12/15/14	Thoma Bravo, LLC	Riverbed Technology, Inc.
10/13/14	NetScout Systems, Inc.	Danaher Corporation’s communications business (Tektronix Communications, Arbor Networks, and certain parts of Fluke Networks)
11/11/13	Mitel Networks Corporation	Aastra Technologies Limited
10/21/13	Marlin Equity Partners, LLC	Tellabs, Inc.
3/25/13	Oracle Corporation	Tekelec, Inc.
6/19/12	Sonus Networks, Inc.	Network Equipment Technologies, Inc.
12/9/11	Thoma Bravo, LLC	Blue Coat Systems, Inc.
11/7/11	Siris Capital Group, LLC	Tekelec, Inc.
10/11/11	Arris Group, Inc.	BigBand Networks, Inc.
8/15/11	Google, Inc.	Motorola Mobility Holdings, Inc.
6/17/11	Amdocs Limited	Bridgewater Systems Corporation
10/28/10	The Carlyle Group L.P.	Syniverse Holdings, Inc.
10/26/10	The Carlyle Group L.P.	CommScope, Inc.
9/16/10	Calix, Inc.	Occam Networks, Inc.
7/13/10	TE Connectivity LTD.	ADC Telecommunications, Inc.
11/11/09	Hewlett-Packard Company	3Com Corporation
10/13/09	Cisco Systems, Inc.	Starent Networks, Corp.
12/23/08	Harmonic Inc.	Scopus Video Networks Limited
7/21/08	Brocade Communications Systems, Inc.	Foundry Networks, Inc.
4/21/08	Blue Coat Systems, Inc.	Packeteer, Inc.

The following table sets forth the multiples indicated by this analysis, including the range of selected multiples relative to the selected precedent transactions and the multiples implied by the Transactions. The range of multiples reflects the first quartile to third quartile metrics of the precedent transactions:

Multiple:	1st Quartile	Median	Mean	3rd Quartile	Range of Multiples Utilized in the Analysis	Proposed Transaction
LTM EV/Revenues	0.9x	1.3x	2.0x	2.9x	0.9x - 2.9x	1.7x
FTM EV/Revenues	1.1x	1.8x	1.3x	2.2x	1.1x - 2.2x	1.4x
FTM EV/Adj. EBITDA	9.4x	9.5x	11.5x	13.1x	9.4x - 13.1x	15.8x
FTM EQV/Net Income	19.9x	26.7x	30.6x	37.3x	19.9x - 37.3x	44.7x
F24M EQV/Net Income	16.9x	21.4x	21.9x	25.2x	16.9x - 25.2x	19.7x

Based on its review of the precedent transactions, Stifel applied selected multiples to the corresponding LTM and FTM Revenues, Adj. EBITDA and FTM and F24M Net Income of the Company, in each case as provided by the Company’s management. This analysis resulted in the following ranges of implied equity value per share:

Benchmark:	Range of Implied Equity Values per Share
EV/Revenue Multiples	$9.34 - $15.65
EV/Adj. EBITDA Multiples	$8.93 - $10.42
EQV/Net Income Multiples	$7.50 - $12.16

No transaction used in the precedent transactions analyses is identical to the Transactions. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies involved in the precedent transactions, which, in turn, affect the enterprise value and equity value of the companies involved in the transactions to which the Transactions are being compared. In evaluating the precedent transactions, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, such as the impact of competition, industry growth and the absence of any adverse material change in the financial condition of the Company or the companies involved in the precedent transactions or the industry or in the financial markets in general, which could affect the public trading value of the companies involved in the selected transactions, which, in turn, affect the enterprise value and equity value of the companies involved in the transactions to which the Transactions are being compared.

Discounted Cash Flow Analyses

Stifel used financial forecasts of the Company for the period from 2015 through fiscal year 2019, using the Business Plan, to perform two discounted cash flow analyses, one based on the terminal multiple method and the second based on the perpetuity growth method. In conducting these analyses, Stifel assumed that the Company would perform in accordance with these forecasts, as provided by the Company’s management.

Terminal Multiple Method. Stifel first estimated the terminal value of the projected cash flows by applying a range of terminal multiples Stifel deemed relevant to the Company’s estimated fiscal year 2020 EBITDA, which multiples ranged from 8.6x to 10.6x, and were determined considering the results of the selected company analyses described above, applying Stifel’s professional judgment. Stifel calculated projected unlevered free cash flow from the period from 2015 through fiscal year 2019, using the projections approved by the Company Board and provided by the Company’s management, and discounted these cash flows and the terminal value to present values using discount rates of 15.7% to 17.7% based on the Company’s estimated weighted average cost of capital, as calculated based on the Company’s peers, consideration of the Company’s company-specific circumstances and Stifel’s business and industry knowledge. This analysis indicated a range of enterprise values that Stifel then increased by the Company’s net cash to calculate a range of equity values. These equity values were then divided by fully-diluted shares outstanding using the treasury stock method and excluding unvested Company Options and unvested Other Company Equity Awards to calculate implied equity values per share ranging from $10.53 to $12.37.

Perpetuity Growth Method. Stifel first estimated the terminal value of the projected cash flows by applying a range of perpetuity growth rates Stifel deemed relevant to the Company’s estimated fiscal year 2019 free cash flows, which growth rates ranged from 3.0% to 5.0%. Stifel calculated projected unlevered free cash flow from 2015 through fiscal year 2019 using the projections approved by the Company Board and provided by the Company’s management, and discounted these cash flows and the terminal value to present values using discount rates of 15.7% to 17.7% based on the Company’s estimated weighted average cost of capital, as calculated based on the Company’s peers, consideration of the Company’s company-specific circumstances and Stifel’s business and industry knowledge. This analysis indicated a range of enterprise values that Stifel then increased by the Company’s net cash to calculate a range of equity values. These equity values were then divided by fully-diluted shares outstanding using the treasury stock method and excluding unvested Company Options and unvested Other Company Equity Awards to calculate implied equity values per share ranging from $6.72 to $7.54.

The foregoing description is only a summary of the material financial analyses performed by Stifel in arriving at its opinion. The summary alone does not constitute a complete description of the financial analyses Stifel employed in reaching its conclusions. None of the analyses performed by Stifel were assigned a greater significance by Stifel than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel. No methodology employed by Stifel can be viewed individually, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel. Additionally, no company or transaction used in any analysis as a comparison is identical to the Company or the Transactions, and they all differ in material ways. Accordingly, an analysis of the results described above is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the selected companies or transactions to which they are being compared. Stifel used these analyses to determine the impact of various operating metrics on the implied enterprise values and implied per share equity values of the Company. Each of these analyses yielded a range of implied enterprise values and implied per share equity values, and therefore, such implied enterprise value ranges and implied per share equity values developed from these analyses were viewed by Stifel collectively and not individually. Stifel made its determination as to the fairness, from a financial point of view, of the consideration to be received by the Company’s stockholders (other than Purchaser, Parent, Francisco Partners, the Company and their respective subsidiaries) for their Shares pursuant to the Merger Agreement as of the date of the opinion on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Stifel considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel’s analyses and its opinion; therefore, the range of valuations resulting from any particular analysis described above should not be taken to be Stifel’s view of the actual value of the Company.

Miscellaneous

The Company agreed to pay Stifel a fee (the “Opinion Fee”) of $500,000 for its services as financial advisor to the Company Board upon delivery of Stifel’s opinion (which Opinion Fee is not contingent upon the consummation of the Transactions) and a fee (the “Transaction Fee”) for its services as financial advisor to the Company in connection with the Transactions in an amount equal to the greater of (i) $1,500,000, and (ii) 2.0% of the aggregate consideration in the Transactions, as determined in accordance with the Company’s engagement letter with Stifel, which for purposes of the Transaction Fee includes the total value of all cash, securities, assumed indebtedness, other property and any contingent, earned or other consideration paid or payable, directly or indirectly, by Purchaser in connection with the Transactions, all of which Transaction Fee is contingent upon the completion of the Transactions; provided that the Opinion Fee will be credited against the Transaction Fee. As of the date of this Schedule 14D-9, the Transaction Fee would be approximately $4,800,000, the payment of which would be reduced by the amount of the Opinion Fee. Stifel also acted as financial advisor to the Company in connection with certain stockholder-related activities in advance of the Transactions, for which Stifel received a fee of $300,000, 50% of which is creditable against the Transaction Fee. Stifel will not receive any other significant payment or compensation contingent upon the consummation of the Transactions. In the event the Transactions are not consummated and the Company receives a termination or break-up fee, then the Company shall pay Stifel a fee equal to 25% of such termination or break-up fee received by the Company. In addition, the Company agreed to reimburse Stifel for its expenses in connection with its engagement, subject to certain limitations, and to indemnify Stifel for certain liabilities arising out of its engagement.

There are no material relationships that existed during the two years prior to the date of Stifel’s opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Transactions other than Stifel’s (i) advisory role for FrontRange Solutions, a portfolio company of Francisco Partners, in its sale to Clearlake Capital in February 2015, for which Stifel received a fee of $1,500,000, and (ii) advisory role for the Company in its acquisition of Vineyard Networks, Inc. in January 2013, for which Stifel received a fee of $750,000. In addition, Stifel was engaged by Corsair Components, Inc. in an advisory role in connection with a strategic investment by Francisco Partners in May 2013 for which Stifel received a customary fee from Corsair Components, Inc.

Stifel may seek to provide investment banking services to Francisco Partners or its affiliates in the future, for which Stifel would seek customary compensation. In the ordinary course of business, Stifel and its clients may transact in the equity securities of the Company and may at any time hold a long or short position in such securities.

Company Projections

While the Company has from time to time provided limited revenue and profitability guidance to stockholders, with estimated projections covering periods no longer than one year, the Company does not, as a matter of course, publicly disclose financial estimates, long-term forecasts or internal projections as to future performance, earnings or other results and the Company is particularly concerned with making such estimates, forecasts and projections due to the inherent unpredictability of the underlying assumptions and estimates and future events and conditions.

In connection with the analysis of the Transactions, the Company’s senior management prepared, at various times, certain financial forecasts, projections and estimates relating to the future financial performance of the Company (the “Company Projections”), as more fully described below.

The Company Projections consisted of (i) the “Management Upside Case,” which was developed in coordination with other selling documents to market the Company to potential buyers and which was intended to demonstrate the Company’s potential optimum financial performance assuming the Company was sold to a buyer with substantial financial resources and the technological expertise capable of implementing the Company’s strategies, executing the Company’s initiatives and maximizing operating efficiencies; and (ii) a business plan, which was management’s best contemporaneous projections of future performance (the “Business Plan”). The Business Plan was approved by the Company Board in connection with its evaluation of the Transactions in comparison to the prospect of continuing as an independent company and was provided to Stifel for use in connection with the preparation of Stifel’s fairness opinion delivered to the Company Board and the related financial analysis conducted by Stifel.

As part of the due diligence review of the Company in connection with the Transactions, and in order to negotiate the highest possible share price, the Management Upside Case was provided to potential acquirors, including Parent and Purchaser. Thereafter, the Business Plan was provided to Parent and Purchaser as a part of their final confirmatory due diligence of the Company.

We have included below summaries of the Business Plan, as well as the Management Upside Case scenario, to provide you with access to certain non-public information that was furnished to the Company Board, Stifel and other third parties, including Parent and Purchaser, in connection with the Transactions.

Important Information About the Company Projections

The Company Projections were based on numerous estimates and assumptions that are inherently uncertain and involve judgments with respect to, among other factors, future economic, competitive, regulatory and financial market conditions and matters specific to the business including future business decisions, sales growth rates, customer concentration, market size and growth rates, pipeline products and probability of success, all of which are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” Such factors are difficult or impossible to predict accurately and, in many cases, are beyond the Company’s control.

As the Company Projections reflect subjective judgments in many respects, they are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Company Projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the Company Projections, including, but not limited to, the Company’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in the Company’s reports filed with the SEC. None of the Company, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that the Company Projections will be realized or that actual results will not be significantly higher or lower than the Company Projections. The Company Projections cover multiple years and therefore, by their nature, become less reliable with each successive year. In addition, the Company Projections were not prepared and are not presented with a view toward public disclosure, nor toward complying with the published guidelines of the SEC regarding forward-looking statements.

The inclusion of the following summary of the Company Projections in this Schedule 14D-9 should not be regarded as an indication that the Company, the Company Board, Stifel, Parent and Purchaser, or anyone else who received the Company Projections then considered, or now considers, such Company Projections to be predictive or any guarantee of actual results for the periods presented, and should not be relied on as such. By including such summary in this Schedule 14D-9, neither the Company nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the performance of the Company as compared to the information contained in such Company Projections. None of the Company or its affiliates, officers, directors, advisors or other representatives has made any representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Company Projections. In addition, such Company Projections were prepared during the periods described above and have not been updated to reflect any changes or events occurring after the date they were prepared, including, as applicable, the Transactions or the announcement thereof. Furthermore, the Company Projections do not take into account any applicable effect of the failure of the Transactions to occur and should not be viewed as accurate or continuing in that context. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Company Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

In light of the information and qualifications described above, stockholders are strongly cautioned not to place undue, if any, reliance on the Company Projections. Without limiting the generality of the foregoing, the following summary of the Company Projections is expressly not intended to influence any stockholder’s decision whether to accept the Offer and to tender their Shares in the Offer.

Business Plan

Unaudited

(in millions)

	2014A(1)	2015E	2016E	2017E	2018E	2019E
Revenue	$75.4	$90.0	$112.9	$135.1	$161.4	$186.4
Gross Profit	45.8	57.2	74.1	90.7	110.2	128.7
Operating Expenses	49.9	53.8	60.9	70.9	82.0	93.2
Operating Income	(4.1)	3.4	13.2	19.8	28.2	35.5
Non-GAAP Net Income	(5.0)	3.4	11.3	14.9	19.8	24.9
EBITDA	(1.5)	5.9	15.9	22.6	31.2	38.7

(1)	Actual Results for year ended December 31, 2014.

The Business Plan was not prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) and was instead presented consistent with the Company’s historical presentation of its non-GAAP operating results and assumes: year-over-year revenue growth rates that range from 15% to 25%; extensive new sales into existing customers, as well as winning new large and significant customers world-wide; successful entrance into adjacent markets and expanding the total addressable market, including analytics and probe markets; completion of product development and broad customer acceptance of a number of new products, including virtualized software offering, video analytics, RAN probes, and enhanced analytics offerings, as well as future products, services and solutions that are not yet defined; a revenue mix shift toward selling software on a standalone basis without hardware; ongoing renewals of support, maintenance and term licenses; reduction in high-end hardware costs through the broader adoption of high-end appliances and broad commoditization of hardware; efficient scalability of all operating functions, including customer support, operations, research and development, sales and marketing, general and administrative functions, such that revenue growth rates exceed growth rates for operating costs; attracting and retaining talent with limited turnover; stable exchanges rates world-wide; and no material customer, supplier, employee disputes, and limited litigation costs. The Business Plan assumes gross margin expansion from 61% in 2014 to 69% in 2019 due to increased contribution from new software-only product initiatives such as RAN probes, analytics and virtualized software offerings. Projected EBITDA in the Business Plan also expands from a negative 2% in 2014 to 21% in 2019, expected to be driven by product evolution and a shift in the Company’s product mix with higher gross margins, the Company’s continued investment in research and development and sales and marketing on new initiatives driving total addressable market expansion, strong revenue growth and operating leverage.

The projections included in the Business Plan in the table above are not calculated in accordance with GAAP. As disclosed in the Company’s SEC filings, the Company’s management regularly uses supplemental non-GAAP financial measures internally to understand and manage the Company’s business and forecast future periods. The Company’s management believes that these non-GAAP financial measures, when taken together with the corresponding GAAP measures, provide additional insight into the underlying factors and trends affecting both the Company’s performance and its cash-generating potential.

The Company’s non-GAAP financial measures include adjustments for estimated stock-based compensation expenses; business development expenses; cost reduction efforts; acquisition-related intangible asset and deferred compensation amortization; impairment; and income tax effects. The Company has excluded the following estimates from the gross profit, operating expenses and net income measures in the Business Plan: the effect of stock-based compensation; the cost of outside professional services for negotiating and performing legal, accounting and tax due diligence for potential mergers and acquisitions; expenses connected with cost reduction efforts; acquisition-related intangible asset and deferred compensation amortization; impairment; and income tax effects. Business development expenses include expenses incurred as part of certain growth strategies, such as through mergers and acquisitions and other strategic transactions. Cost reduction efforts include expenses incurred with shifts in objectives and evolving requirements of the business. Acquisition-related intangible asset and deferred compensation amortization, impairment and tax effects represent non-cash charges and benefits that result from the accounting for acquisitions.

The following table provides a reconciliation of the non-GAAP financial measures included in the table above to the most comparable projected financial measure calculated in accordance with GAAP.

GAAP to Non-GAAP Reconciliation

Unaudited

(in millions)

	2014A	2015E	2016E	2017E	2018E	2019E
Reconciliation of Net Income (Loss):
U.S. GAAP as reported	$(24.8)	$(5.5)	$2.7	$4.7	$8.7	$12.0
Non-GAAP adjustments:
Stock-based compensation (1)	5.2	6.2	7.8	9.3	11.2	12.8
Amortization of intangibles (2)	1.4	0.9	0.9	0.9
Cost reduction efforts (3)	1.1
Impairment of goodwill and purchased intangible assets (4)	12.4
Deferred compensation (5)	0.1
Business development expenses (6)	0.2	1.8
Income tax adjustment (7)	0.6

As Adjusted	$(5.0)	$3.4	$11.3	$14.9	$19.8	$24.9

(1)	Stock-based compensation expense is calculated in accordance with the fair value recognition provisions of Accounting Standards Codification (“ASC”) Topic 718.
(2)	Amortization expense associated with intangible assets acquired in the Vineyard Networks Inc. (“Vineyard”) acquisition.
(3)	Severance and other employee-related costs in connection with the Company’s cost-reduction efforts.
(4)	Impairment charges to write-down the carrying value of goodwill and purchased intangible assets associated with the Vineyard acquisition as a result of lower than anticipated total addressable market and revenue growth of NAVL products.
(5)	Amortization of amounts paid under retention agreements with Vineyard’s three founders. These amounts were paid during the first quarter of fiscal year 2014, after one year of continuous employment with the Company.
(6)	Includes the cost of outside professional services for negotiating and performing legal, accounting and tax due diligence for potential mergers, acquisitions and other significant partnership arrangements.
(7)	Income tax benefit associated with the following Vineyard acquisition-related items:

•	reversal of Vineyard’s pre-existing income tax valuation allowance upon acquisition;

•	amortization of acquired intangible assets; and

•	Canadian valuation allowance and book to tax differences on deferred revenue.

Management Upside Case

The Management Upside Case was prepared for purposes of marketing the Company to potential buyers and in an effort to negotiate the highest value for the Company. Specifically, the Management Upside Case was intended to demonstrate the Company’s potential optimum financial performance assuming the Company was sold to a buyer with substantial financial resources and the technological expertise capable of implementing the Company’s strategies, executing the Company’s initiatives and maximizing operating efficiencies, and that the Company’s strategies, initiatives, and operating efficiencies, as well as other outside factors, including but not limited to future economic, competitive, regulatory and financial market conditions, all met or exceeded plans and forecasts.

Unaudited

(in millions)

	2014A(1)	2015E	2016E	2017E	2018E	2019E
Revenue	$75.4	$90.3	$112.9	$144.0	$183.2	$231.5
Gross Profit	45.8	57.7	77.2	101.9	132.9	171.2
Operating Expenses	49.9	53.9	60.8	71.3	84.0	103.1
Operating Income (Loss)	(4.1)	3.8	16.4	30.6	48.9	68.1
Non-GAAP Net Income (Loss)	(5.0)	3.8	14.9	24.6	36.7	51.1
EBITDA	(1.5)	6.4	19.1	33.5	51.9	71.2

(1)	Actual results for the year ended December 31, 2014.

The Management Upside Case was not prepared in accordance with GAAP and was instead presented consistent with the Company’s historical presentation of its non-GAAP operating results and assumes growth rates for individual years which resulted in a 25% compounded annual growth in revenue for the 2014 fiscal year through the 2019 fiscal year. The revenue assumptions for 2015 through 2019 reflect an accelerated growth rate driven by the Company’s new product initiatives, including virtualized software offering, RAN probes, video analytics and enhanced analytics portfolio, anticipated continued ramp of new product initiatives, recurring support revenue and increased OEM channel contributions. Projected gross profit expanded to 74% in 2019 from 61% in 2014, expected to be driven by the introduction of higher-margin 100GE appliance at the end of 2015, the Company’s shift toward software revenue (sold without hardware), and introduction of future new products from new initiatives having higher gross margins than existing products as a result of a shift in the Company’s product mix toward software with add-on solutions and virtualization. Projected EBITDA also expands from a negative 2% in 2014 to 31% in 2019, expected to be driven by product evolution and a shift in the Company’s product mix with higher gross margins, the Company’s continued investment in research and development and sales and marketing on new initiatives driving total addressable market expansion, strong revenue growth and operating leverage.

The projections included in the Management Upside Case in the table above are not calculated in accordance with GAAP. See the discussion above regarding the Company’s use of non-GAAP financial measures.

The following table provides a reconciliation of the non-GAAP financial measures included in the table above to the most comparable projected financial measure calculated in accordance with GAAP.

GAAP to Non-GAAP Reconciliation

Unaudited

(in millions)

	2014A	2015E	2016E	2017E	2018E	2019E
Reconciliation of Net Income (Loss):

U.S. GAAP as reported	$(24.8)	$(5.1)	$(6.3)	$13.8	$24.2	$35.2
Non-GAAP adjustments:
Stock-based compensation (1)	5.2	6.2	7.8	9.9	12.6	15.9
Amortization of intangibles (2)	1.4	0.9	0.9	0.9
Cost reduction efforts (3)	1.1
Impairment of goodwill and purchased intangible assets (4)	12.4
Deferred compensation (5)	0.1
Business development expenses (6)	0.2	1.8
Income tax adjustment (7)	(0.6)

As Adjusted	$(5.0)	$3.8	$14.9	$24.6	$36.7	$51.1

(1)	Stock-based compensation expense is calculated in accordance with the fair value recognition provisions of ASC Topic 718.
(2)	Amortization expense associated with intangible assets acquired in the Vineyard acquisition.
(3)	Severance and other employee-related costs in connection with the Company’s cost-reduction efforts.
(4)	Impairment charges to write-down the carrying value of goodwill and purchased intangible assets associated with the Vineyard acquisition as a result of lower than anticipated total addressable market and revenue growth of NAVL products.
(5)	Amortization of amounts paid under retention agreements with Vineyard’s three founders. These amounts were paid during the first quarter of fiscal year 2014, after one year of continuous employment with the Company.
(6)	Includes the cost of outside professional services for negotiating and performing legal, accounting and tax due diligence for potential mergers, acquisitions and other significant partnership arrangements.
(7)	Income tax benefit associated with the following Vineyard acquisition-related items:

•	reversal of Vineyard’s pre-existing income tax valuation allowance upon acquisition;

•	amortization of acquired intangible assets; and

•	Canadian valuation allowance and book to tax differences on deferred revenue.

In connection with its evaluation of the Offer, the Company Board also considered the Management Upside Case. However, as the Management Upside Case was prepared for marketing and negotiation purposes, management and the Company Board each believed that the Business Plan represented management’s best contemporaneous and more realistic estimate of the Company’s future financial performance. Accordingly, the Company Board directed Stifel to use the Business Plan in connection with the preparation of its fairness opinion and the related financial analysis.

The Company Projections should be evaluated, if at all, in conjunction with the information regarding the Company contained elsewhere in this Schedule 14D-9 and in the Offer to Purchase and the historical financial statements and other information regarding the Company contained in its public filings with the SEC. The Company Projections do not and should not be read to update, modify or affirm any prior financial guidance issued by the Company.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Company retained Stifel as its financial advisor in connection with the evaluation of certain indications of interest received by the Company from third parties with respect to a potential acquisition of the Company, and to explore other strategic alternatives that might lead to a possible sale of the Company. Information pertaining to the retention of and compensation payable to Stifel is set forth in Item 4—“The Solicitation or Recommendation— Opinion of the Company’s Financial Advisor” and Item 4—“The Solicitation or Recommendation—Background and Reasons for the Company’s Board Recommendation—Background of the Offer and the Merger” of this Schedule 14D-9. Stifel has provided an opinion to the Company Board that, as of April 21, 2015, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Stifel, as set forth in the written opinion, the consideration to be received by holders of Shares from Purchaser in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders of Shares (other than Purchaser, Parent, Francisco Partners, the Company and their respective subsidiaries), from a financial point of view. A copy of Stifel’s opinion is filed as ANNEX A to this Schedule 14D-9 and is incorporated herein by reference. Stifel provided its opinion for the information of the Company Board in connection with its consideration of the Transactions. The opinion of Stifel does not constitute a recommendation to any Company stockholder as to whether such stockholder should tender its Shares in the Offer.

Other than as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Transactions, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which no additional compensation will be paid.

Item 6.	Interests in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of the Company’s executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (if applicable)	Nature of Transaction
Staffan E.S. Hillberg	April 1, 2015	1,433	—	Director compensation. Acquired Shares upon vesting of restricted stock units granted on May 29, 2014.
Alan B. Lefkof	April 1, 2015	1,433	—	Director compensation. Acquired Shares upon vesting of restricted stock units granted on May 29, 2014.
Mary M. Losty	April 1, 2015	1,433	—	Director compensation. Acquired Shares upon vesting of restricted stock units granted on May 29, 2014.
Scott McClendon	April 1, 2015	1,433	—	Director compensation. Acquired Shares upon vesting of restricted stock units granted on May 29, 2014.
Douglas S. Miller	April 1, 2015	1,433	—	Director compensation. Acquired Shares upon vesting of restricted stock units granted on May 29, 2014.
Thomas Saponas	April 1, 2015	1,433	—	Director compensation. Acquired Shares upon vesting of restricted stock units granted on May 29, 2014.
William E. Slavin	April 1, 2015	1,433	—	Director compensation. Acquired Shares upon vesting of restricted stock units granted on May 29, 2014.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

The Company has agreed that from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement pursuant to its terms or the Effective Time, the Company, its subsidiaries and their respective representatives will not, directly or indirectly, among other things, solicit, initiate or knowingly encourage or facilitate any proposal or inquiry that constitutes, or is reasonably likely to lead to, an alternative acquisition proposal. In addition, the Company has agreed to follow certain procedures in the event it receives an unsolicited acquisition proposal. The information set forth in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Except as described above or as otherwise set forth in this Schedule 14D-9 or incorporated herein by reference, there are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

Golden Parachute Compensation

The information set forth under Item 3—“Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of the Company—Golden Parachute Compensation” is incorporated herein by reference.

No Stockholder Approval Required

Neither Parent nor Purchaser is, nor at any time during the past three years has been, an “interested stockholder” of the Company as defined in Section 203. Section 251(h) provides that following the consummation of a tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror owns at least the percentage of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL and the target corporation’s certificate of incorporation, and the remaining stockholders of the target corporation receive the same consideration for their shares in the merger as was paid for shares in the tender offer, the acquiror can be merged with and into the target corporation without the vote of the remaining stockholders of the target. The Merger Agreement provides that the Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, which requires receipt by Purchaser of at least the percentage of shares that would be required for the adoption of the Merger Agreement by the Company’s stockholders. Accordingly, if Purchaser consummates the Offer, the parties will, as soon as practicable thereafter, effect the Merger without a vote of the Company’s stockholders in accordance with Section 251(h).

Appraisal Rights

The Company’s stockholders who hold Shares will not have appraisal rights in connection with the Offer. However, if Purchaser consummates the Offer, and the Merger is consummated, then the Company’s stockholders who hold Shares immediately prior to the Effective Time will be, if properly demanded and perfected, entitled to appraisal rights in connection with the Merger under Section 262.

The following discussion summarizes appraisal rights of the Company’s stockholders under Section 262 in connection with the Merger, assuming that the Merger is consummated pursuant to

Section 251(h), and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as ANNEX B. Except as otherwise stated below, all references in Section 262 and in this summary to a “stockholder” are to the record holder of Shares as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The Company’s stockholders should carefully review the full text of Section 262 as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262, and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware (the “Chancery Court”) and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value, as determined by such court. The “fair value” could be greater than, less than or equal to the Offer Price.

Under Section 262, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262. Any holder of Shares who wishes to demand and exercise appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and ANNEX B carefully because failure to timely and properly comply with the procedures set forth in Section 262 will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262, such stockholder must do all of the following:

•	within the later of (i) the consummation of the Offer, which will occur at the Acceptance Time, and (ii) May 26, 2015 (which is the date that is 20 days after the date of mailing this notice), make a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h), Parent will cause the Surviving Corporation to deliver, within 10 days of the Effective Time, an additional notice of the effective date of the Merger to all stockholders of the Company who made a written demand to the Company pursuant to the first bullet above, as required by Section 262. However, only stockholders who have properly provided notice to the Company in accordance with the first bullet above will receive such notice of the consummation of the Merger. If the Merger is consummated pursuant to Section 251(h), your failure to make a written demand for appraisal by the deadline specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to:

Procera Networks, Inc.

47448 Fremont Boulevard

Fremont, California 94538

Attention: Corporate Secretary

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such record holder’s name appears on the certificate(s) for the Shares owned by such record holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the authorized agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the authorized agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If the Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Chancery Court demanding a determination of the fair value of the Shares held by all stockholders who did not tender in the Offer and properly demanded appraisal in accordance with Section 262. If no such petition is filed within that 120 day period, appraisal rights will be lost for all holders of Shares who had previously delivered to the Company a demand for appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the exclusive obligation of the holder of Shares to initiate all necessary action to perfect such holder’s appraisal rights in respect of the Shares within the period prescribed in Section 262. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal with the Chancery Court with respect to any such Shares.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Chancery Court may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Chancery Court. The costs of these notices are borne by the Surviving Corporation.

After notice to the holders as required by the Chancery Court, the Chancery Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Chancery Court may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Chancery Court may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Chancery Court determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Chancery Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Chancery Court will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Chancery Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Chancery Court will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Chancery Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as determined by the Chancery Court could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262.

Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Chancery Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Chancery Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the Verified List and who has submitted such stockholder’s stock certificates to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Chancery Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated Shares forthwith, and in the case of holders of Shares represented by certificates upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Chancery Court’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Chancery Court and taxed upon the parties as the Chancery Court deems equitable in the circumstances. Upon application of a stockholder, the Chancery Court may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 will not, after the Effective Time, be entitled to vote such stockholder’s Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to record holders of Shares as of a date prior to the Effective Time.

A stockholder will fail to perfect, and effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder may withdraw such stockholder’s demand for appraisal and accept the Offer Price within 60 days after the effective date of the Merger if such stockholder has not commenced an appraisal proceeding or joined that proceeding as a named party, or after such 60 day period with the written approval of the surviving corporation. Except as stated in the preceding sentence, no appraisal proceeding in the Chancery Court shall be dismissed as to any stockholder without the approval of the Chancery Court, which approval may be conditioned upon such terms as the Chancery Court deems just.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and you must strictly comply with the procedures set forth in Section 262. If you tender your Shares in the Offer or fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of appraisal rights under Delaware law and the procedures to be followed by those stockholders desiring to exercise any appraisal rights available thereunder is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as ANNEX B to this Schedule 14D-9.

Anti-Takeover Statutes

As a Delaware corporation, the Company is subject to Section 203. In general, Section 203 restricts an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with a Delaware corporation for three years following the time such person became an interested stockholder, unless:

•	before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by persons who are directors and also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•	following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

None of Parent, Purchaser or Francisco Partners is an “interested stockholder” of the Company as defined in Section 203, and the Company Board has approved the Merger Agreement and the completion of the Transactions as described in this Schedule 14D-9. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Transactions and has not attempted to comply with any other state takeover laws or regulations. In the event it is asserted that one or more state takeover statutes is applicable to the Transactions and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Transactions, Purchaser may be required to file certain information with, or to receive approval from, the relevant state authorities, and Purchaser might be unable to accept for purchase or purchase Shares tendered in the Offer, or the Purchaser may be delayed in consummating the Offer and the other Transactions.

Regulatory Approvals

The Offer is conditioned upon, among other things, satisfaction of the conditions that the applicable waiting periods under the HSR Act and the German Antitrust Act, respectively, shall have expired or been terminated, with respect to the Offer. To satisfy the foregoing condition related to the HSR Act, the parties must make pre-merger notification filings with the Premerger Notification Office of the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (“Antitrust Division”). In order to satisfy the Offer’s condition with respect to the German Antitrust Act, the parties must also file pre-merger notifications with the German Federal Cartel Office (“FCO”).

If Purchaser’s acquisition of the Shares is delayed due to a failure to satisfy any of the foregoing conditions, the Offer will be extended in certain circumstances. For more information, see Section 1—“Terms of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

United States

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC in Notification and Reports Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days and may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 15 days after the date when the parties have substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and Parent each filed a Premerger Notification Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer on April 24, 2015. On May 5, 2015, the FTC granted early termination of the waiting period under the HSR Act.

Other Jurisdictions

The Company and certain of its subsidiaries and affiliates and certain affiliates of Parent conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer or the Merger. In addition to the foregoing filings pursuant to the HSR Act, Parent (together with the Company) has made pre-merger filings under the German Antitrust Act.

Under the provisions of the German Antitrust Act, the acquisition of Shares pursuant to the Offer may be consummated only if the acquisition is approved by the FCO, either by written approval or by expiration of a one-month waiting period commenced by the filing by Parent of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Parent within such one-month waiting period of the initiation of an in-depth investigation. If the FCO initiates an in-depth investigation, the acquisition of Shares under the Offer may be consummated only if the acquisition is approved by the FCO, either by written approval or by expiration of a four-month waiting period commenced by the filing of the German Notification, unless the FCO notifies Parent within such four-month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval by the FCO or the expiration of any applicable waiting period is a condition to the Purchaser’s obligation to accept for purchase and pay for Shares tendered pursuant to the Offer.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act and the German Antitrust Act that would be necessary for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Conditions to the Offer

The information set forth in Section 15—“Certain Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.

Litigation Related to the Transactions

Following the announcement that the Company had entered into the Merger Agreement with Parent and Purchaser on April 21, 2015, eight putative stockholder class action complaints challenging the Transactions were filed on behalf of purported Company stockholders in the Chancery Court. These complaints were: (1) Sverdlov v. Procera Networks, Inc., et al., Case No.10951, filed on April 28, 2015; (2) Feniello v. Brear, et al., Case No. 10952, filed on April 28, 2015; (3) Lemmon v. Brear, et al., Case No. 10961, filed on April 29,

2015 (the “Lemmon Case”); (4) Clark v. Procera Networks, Inc., et al., Case No. 10968, filed on April 29, 2015; (5) Torpey v. Procera Networks, Inc., et al., Case No. 10969, filed on April 29, 2015; (6) Schiller v. Procera Networks, Inc., et al., Case No. 10971, filed on April 30, 2015; (7) Rosenfeld v. Procera Networks, Inc., et al., Case No. 10973, filed on April 30, 2015; and (8) Stupar v. Procera Networks, Inc., et al., Case No. 10975, filed on May 1, 2015 (collectively, the “Complaints”). On May 5, 2015, the Lemmon Case was voluntarily dismissed without prejudice.

The Sverdlov, Torpey, Schiller and Rosenfeld complaints name the Company, the members of the Company Board, Francisco Partners, Parent and Purchaser as defendants. The Clark and Stupar complaints name the Company, the members of the Company Board, Parent and Purchaser as defendants. The Feniello complaint names the members of the Company Board, Francisco Partners, Parent and Purchaser as defendants. The Lemmon complaint named the members of the Company Board, Francisco Partners, Francisco Partners Management, L.P., Parent and Purchaser as defendants.

In general, the Complaints allege that the members of the Company Board breached their fiduciary duties to the Company’s stockholders by one or more of the following: (i) agreeing to an unfair and inadequate Offer Price for the Shares, (ii) accepting unreasonable deal protection measures in the Merger Agreement that dissuades other potential bidders from making competing offers, (iii) failing to properly value the Company and take steps to maximize the value of the Company, (iv) engaging in self-dealing, and (v) ignoring the conflicts of interest present in the Company’s financial advisor.

The Complaints also allege that one or more of the following defendants, the Company, Francisco Partners, Francisco Partners Management, L.P., Parent and Purchaser aided and abetted the members of the Company Board in breaching their fiduciary duties to the Company’s stockholders.

The plaintiffs have requested certification as a class, injunctive relief, monetary damages, an award of attorneys’ fees, other costs and fees and other equitable relief that the court may deem just and proper. The Feniello, Clark, Schiller and Rosenfeld complaints have also requested that the court rescind and set aside the Transactions in the event they are consummated or provide rescissory damages.

These lawsuits are in their early stages and it is not possible to determine the potential outcome of any of these lawsuits or to make any estimate of probable losses at this time. Each of the Company, the Company Board, Francisco Partners, Francisco Partners Management, L.P., Parent and Purchaser believes that these lawsuits are completely without merit and each intends to vigorously defend against all allegations that have been asserted.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 and the other documents incorporated by reference into this Schedule 14D-9 contain or may contain “forward-looking statements” with respect to the Transactions. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. Statements that include words such as “may”, “will”, “project”, “might”, “expect”, “believe”, “anticipate”, “intend”, “could”, “would”, “estimate”, “continue” or “pursue” or the negative of these words or other words or expressions of similar meaning may identify forward-looking statements. These forward-looking statements are found at various places throughout this Schedule 14D-9 and the other documents incorporated herein by reference and relate to a variety of matters, including but not limited to (i) the timing and anticipated completion of the Transactions, (ii) uncertainties as to the number of Company stockholders who may tender their Shares in the Offer, (iii) the possibility that various closing conditions to the Offer and the Merger may not be satisfied or waived, (iv) general economic and business conditions, and (v) other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of the Company, are not guarantees of performance and are subject to significant risks and uncertainty. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this Schedule 14D-9 and those that are incorporated by reference into this Schedule 14D-9.

Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in the section entitled “Risk Factors” in the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2014, which was filed with the SEC on March 13, 2015, and other filings made with the SEC by the Company. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. The Company’s stockholders also may obtain free copies of the documents filed with the SEC by the Company at www.proceranetworks.com.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Schedule 14D-9 or, in the case of documents incorporated by reference, as of the date of those documents. The Company does not undertake any obligation to publicly update or release any revisions to these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Schedule 14D-9 or to reflect the occurrence of unanticipated events, except as required by law.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated May 6, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by KDR Holding, Inc. and KDR Acquisition, Inc. with the SEC on May 6, 2015 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (including W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC on May 6, 2015).

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC on May 6, 2015).

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC on May 6, 2015).

(a)(1)(E)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC on May 6, 2015).

(a)(2)(A)*	Letter to stockholders of Procera Networks, Inc., dated May 6, 2015.

(a)(5)(A)	Summary Advertisement as published in the New York Times on May 6, 2015 (incorporated by reference to Exhibit (a)(1)(F) to Schedule TO filed with the SEC on May 6, 2015).

(a)(5)(B)	Press Release issued by Procera Networks, Inc. and Francisco Partners Management, L.P. on April 22, 2015 (incorporated by reference to Exhibit 99.1 to Procera Networks, Inc.’s Current Report on Form 8-K filed with the SEC on April 22, 2015).

(a)(5)(C)	Letter to employees from the Chief Executive Officer of Procera Networks, Inc., attaching Frequently Asked Questions for employees (incorporated by reference to Exhibit 99.2 to Procera Networks, Inc.’s Schedule 14D-9-C filed with the SEC on April 22, 2015).

(a)(5)(D)	Letter to customers from the Chief Executive Officer of Procera Networks, Inc. (incorporated by reference to Exhibit 99.3 to Procera Networks, Inc.’s Schedule 14D-9-C filed with the SEC on April 22, 2015).

(a)(5)(E)	Press Release issued by Procera Networks, Inc. on April 27, 2015 (incorporated by reference to Exhibit 99.1 to Procera Networks, Inc.’s Current Report on Form 8-K filed with the SEC on April 27, 2015).

Exhibit Number	Description

(a)(5)(F)	Opinion of Stifel, Nicolaus & Company, Incorporated, dated April 21, 2015 (included as ANNEX A hereto).

(e)(1)	Agreement and Plan of Merger, dated as of April 21, 2015 by and among Procera Networks, Inc., KDR Holding, Inc. and KDR Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Procera Networks, Inc.’s Current Report on Form 8-K/A filed with the SEC on May 6, 2015).

(e)(2)*	Confidentiality Agreement, dated as of September 29, 2014, between Procera Networks, Inc. and Francisco Partners III, LP.

(e)(3)	Equity Commitment Letter, dated April 21, 2015, by and among Francisco Partners IV, L.P., Francisco Partners IV-A, L.P. and KDR Holding, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC on May 6, 2015).

(e)(4)	Limited Guarantee, dated as of April 21, 2015, by and among Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P., in favor of Procera Networks, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed with the SEC on May 6, 2015).

(e)(5)	Certificate of Incorporation of Procera Networks, Inc. (incorporated by reference to Exhibit 3.3 to Procera Networks, Inc.’s Current Report on Form 8-K filed with the SEC on June 14, 2013).

(e)(6)	Amended and Restated Bylaws of Procera Networks, Inc. (incorporated by reference to Exhibit 3.1 to the Procera Networks, Inc. Current Report on Form 8-K filed with the SEC on March 13, 2014).

(e)(7)	Amended 2004 Stock Option Plan of Procera Networks, Inc. (incorporated by reference to Exhibit 99.3 to Procera Networks, Inc.’s Current Report on Form 8-K filed with the SEC on October 13, 2005).

(e)(8)*	Form of 2004 Stock Option Agreement under the Amended 2004 Stock Option Plan.

(e)(9)	2007 Equity Incentive Plan of Procera Networks, Inc., as amended (incorporated by reference to Exhibit 10.1 to Procera Networks, Inc.’s Current Report on Form 8-K filed with the SEC on June 3, 2013).

(e)(10)*	Form of Option Agreement under the 2007 Equity Incentive Plan, as amended.

(e)(11)	Form of Restricted Stock Bonus Grant Notice under the 2007 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to Procera Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2011).

(e)(12)	Form of Restricted Stock Bonus Agreement under the 2007 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 to Procera Networks, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2011).

(e)(13)	Form of Restricted Stock Unit Award Agreement for United States residents under the 2007 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.12 to Procera Networks, Inc.’s Annual Report on Form 10-K filed with the SEC on March 11, 2014).

(e)(14)	Restated Executive Employment Agreement dated December 4, 2012, by and between Procera Networks, Inc. and James F. Brear (incorporated by reference to Exhibit 10.1 to Procera Networks, Inc.’s Current Report on Form 8-K filed with the SEC on December 5, 2012).

(e)(15)	Restated Executive Employment Agreement dated December 3, 2012, by and between Procera Networks, Inc. and Charles Constanti (incorporated by reference to Exhibit 10.2 to Procera Networks, Inc.’s Current Report on Form 8-K filed with the SEC on December 5, 2012).

(e)(16)	Form of Substitute Award (incorporated by reference to Exhibit D to Exhibit 2.1 to Procera Networks, Inc.’s Current Report on Form 8-K/A filed with the SEC on May 6, 2015).

(e)(17)*	2015 Executive Officer Incentive Bonus Plan for Procera Networks, Inc.

Exhibit Number	Description

(e)(18)	Form of Indemnity Agreement by and between Procera Networks, Inc. and its directors and officers (incorporated by reference to Exhibit 10.1 to Procera Networks, Inc.’s Current Report on Form 8-K filed with the SEC on June 14, 2013).

*	Filed herewith.

Annex A – Opinion of Stifel, Nicolaus & Company, Incorporated, dated April 21, 2015

Annex B – Section 262 of the General Corporation Law of the State of Delaware

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PROCERA NETWORKS, INC.

Dated: May 6, 2015	By:	/s/ James F. Brear
	Name:	James F. Brear
	Title:	President and Chief Executive Officer

Annex A

Opinion of Stifel, Nicolaus & Company, Incorporated

April 21, 2015

Board of Directors

Procera Networks, Inc.

47448 Fremont Blvd.

Fremont, CA 94538

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that Procera Networks, Inc. (the “Company”) is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”) with KDR Holding, Inc. (the “Parent”), KDR Acquisition, Inc. (the “Purchaser”), a wholly-owned subsidiary of Parent, pursuant to which (x) the Purchaser will commence a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of common stock, $0.001 par value per share, of the Company (the “Company Common Stock”) for $11.50 per share in cash (the “Transaction Consideration”), subject to certain conditions and (y) following successful completion of the Tender Offer and receipt of applicable regulatory clearances or approvals, the Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation, on terms and conditions more fully set forth in the Merger Agreement and in the merger each outstanding share of Company Common Stock, other than any shares (i) that are owned by the Purchaser, the Parent, Sponsor (as defined in the Merger Agreement) or any subsidiary thereof, (ii) that are held by the Company or any Company subsidiary or as treasury shares, or (iii) for which the holder has sought appraisal under applicable law, will be converted into the right to receive the Transaction Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

The Board of Directors of the Company (the “Board”) has requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of shares of Company Common Stock, excluding any shares (i) that are owned by the Purchaser, the Parent, Sponsor or any subsidiary thereof, (ii) that are held by the Company or any Company subsidiary or as treasury shares (such shares, excluding the shares in the foregoing clauses (i) and (ii), the “Company Shares”), of the Transaction Consideration to be received by such holders of Company Shares from the Purchaser in the Transaction pursuant to the Merger Agreement (the “Opinion”).

In rendering our Opinion, we have, among other things:

(i)	discussed the Transaction and related matters with the Company’s management and counsel and reviewed a draft copy of the Merger Agreement, dated April 21, 2015;

(ii)	reviewed the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the three years ended December 31, 2014;

(iii)	reviewed and discussed with the Company’s management certain other publicly available information concerning the Company, the Purchaser and the Parent;

(iv)	reviewed certain non-publicly available information concerning the Company, including internal financial analyses and forecasts prepared by its management and held discussion with the Company’s senior management regarding recent developments;

Annex A-1

Board of Directors—Procera Networks, Inc.

April 21, 2015

(v)	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;

(vi)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;

(vii)	participated in certain discussions and negotiations between representatives of the Company, the Purchaser and the Parent;

(viii)	reviewed the reported prices and trading activity of the equity securities of the Company;

(ix)	considered the results of our efforts, at the direction of the Company, to solicit indications of interest from selected third parties with respect to a merger or other transaction with the Company;

(x)	conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our Opinion; and

(xi)	took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the Company’s industry generally.

In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company, or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us by the Company, we have assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company and that they provided a reasonable basis upon which we could form our Opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us. We did not make or obtain any independent evaluation, appraisal or physical inspection of the Company’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectability of any such assets nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Transaction will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Transaction Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Tender Offer or the Merger will not have an adverse effect on the Company

Annex A-2

Board of Directors—Procera Networks, Inc.

April 21, 2015

or the Transaction. We have assumed that the representations and warranties of the Company, the Purchaser and the Parent as set forth in the Merger Agreement are true and correct in all material respects. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Transaction and the Merger Agreement.

Our Opinion is limited to whether the Transaction Consideration is fair to the holders of Company Shares, from a financial point of view, and does not address any other terms, aspects or implications of the Transaction including, without limitation, the form or structure of the Transaction, any consequences of the Transaction on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, tender, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise. Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company; (ii) the legal, tax or accounting consequences of the Transaction on the Company or the holders of Company Shares; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities; (iv) the effect of the Transaction on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than the Company Shares, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (v) whether the Purchaser has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Transaction Consideration to the holders of Company Shares at the closing of the Transaction; or (vi) the treatment of, or effect of the Transaction on, Company Options or Other Company Equity Awards (each as defined in the Merger Agreement). Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which the Company’s securities will trade following public announcement of the Transaction.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion. Our Opinion is solely for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Transaction. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Transaction or to any stockholder of the Company as to whether such stockholder should tender its shares into the Tender Offer or as to how any such stockholder should vote at any stockholders’ meeting at which the Merger is considered, or whether or not any stockholder of the Company should enter into a voting, stockholders’, or affiliates’ agreement with respect to the Transaction, or exercise any dissenters’ or appraisal rights that may be available to such stockholder with respect to the Merger. In addition, the Opinion does not compare the relative merits of the Transaction with any other alternative transactions or business strategies which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Transaction.

Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a

Annex A-3

Board of Directors—Procera Networks, Inc.

April 21, 2015

substantial portion of which is contingent upon the completion of the Merger (the “Advisory Fee”). We have also acted as financial advisor to the Company in connection with certain stockholder-related activities in advance of the Transaction, for which we received a customary fee, a portion of which is creditable against any Advisory Fee. We have also acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Transaction (the “Opinion Fee”), provided that such Opinion Fee is creditable against any Advisory Fee. We will not receive any other significant payment or compensation contingent upon the successful consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. There are no material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Transaction other than (i) our advisory role for Corsair Components in connection with a strategic investment by the Sponsor in May 2013, for which Stifel received a customary fee from Corsair Components, (ii) our advisory role for FrontRange Solutions, a portfolio company of the Sponsor, in its sale to Clearlake Capital in February 2015, for which Stifel received a customary fee, and (iii) our advisory role for the Company in its acquisition of Vineyard Networks in January 2013, for which Stifel received a customary fee. Stifel may seek to provide investment banking services to the Sponsor or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel and our clients may transact in the equity securities of the Company and may at any time hold a long or short position in such securities.

Stifel’s Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Transaction Consideration to be received by holders of Company Shares from the Purchaser in the Transaction pursuant to the Merger Agreement is fair to such holders of Company Shares, from a financial point of view.

Very truly yours,

/s/ Stifel, Nicolaus & Company, Incorporated

Annex A-4

Annex B

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

Annex B-1

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

Annex B-2

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing

Annex B-3

appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex B-4